Exhibit 99.2

Operating	and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and the related notes included as Exhibit 99.1 (“Exhibit 99.1”) to this post-effective amendment to our registration statement on Form F-3. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of numerous factors, including the risks discussed in “Item 3—Key Information—D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2014 (the “2014 Form 20-F”) and in Exhibit 99.3 (“Exhibit 99.3”) to this post-effective amendment to our registration statement on Form F-3.

Basis of Presentation of Financial Results

Our audited consolidated financial statements set forth in Exhibit 99.1 include the accounts of VimpelCom Ltd. and its consolidated subsidiaries. All inter-company accounts and transactions have been eliminated. We have used the equity method of accounting for companies in which we have significant influence. Generally, this represents voting rights of at least 20.0% and not more than 50.0%.

As a result of the agreement entered into with Hutchison to combine our operations in Italy with 3 Italia in an equal joint venture, we expect to lose control over our operations in Italy upon closing of the transaction. Consequently, we classified our Italian business unit as an asset held for sale and discontinued operation in our consolidated financial statements as of December 31, 2015. In connection with this classification, the company no longer accounts for depreciation and amortization expenses of the Italian assets. The amounts for 2014 and 2013 have been restated in the consolidated income statements, the consolidated statements of cash flows and the related notes to reflect the classification of Italy as held for sale and discontinued operations. It is not yet reasonably possible to predict the impact on the income statement that this transaction might have upon closing of the transaction. Following the reclassification, the intercompany positions between the continued continuing operations and discontinued operations are no longer eliminated. The positions are disclosed as related party transactions and balances. Please refer to Notes 6 and 25 to our audited consolidated financial statements included in Exhibit 99.1 for further information.

We and our subsidiaries paid taxes computed on income reported for local statutory tax purposes. We based this computation on local statutory tax rules, which differ substantially from IFRS. Certain items that are capitalized under IFRS are recognized under local statutory accounting principles as an expense in the year paid. In contrast, numerous expenses reported in the financial statements prepared under IFRS are not tax deductible under local legislation. As a consequence, our effective tax rate was different under IFRS from the statutory rate.

Critical Accounting Policies

Please refer to Notes 3 and 4 to our audited consolidated financial statements included in Exhibit 99.1.

Reportable Segments

We present our reportable segments based on economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies. As of January 1, 2015, our reportable segments consist of the eight following segments:

•	Russia;

•	Algeria;

•	Pakistan (which was split out of the former “Africa & Asia” reportable segment);

•	Bangladesh (which was split out of the former “Africa & Asia” reportable segment);

•	Ukraine;

•	Kazakhstan (which was split out of the former “CIS” reportable segment);

•	Uzbekistan (which was split out of the former “CIS” reportable segment); and

•	HQ and Others (which includes all results of our operations in Kyrgyzstan, Armenia, Tajikistan, Georgia and Laos, as well as certain intercompany adjustments and HQ transactions. Prior to January 1, 2015, the results of our operations in Kyrgyzstan, Armenia, Tajikistan and Georgia were included in the former “CIS” reportable segment, and the results of our operations in Laos were included in the former “Africa & Asia” reportable segment).

Italy is no longer a reportable segment subsequent to its classification as a discontinued operation in connection with the Italy Joint Venture. However, financial and operational information for Italy is included in Exhibit 99.1 because completion of the Italy Joint Venture has not occurred and Italy is a significant part of our business. Information for 2014 and 2013 has been restated to reflect the classification of Italy as a discontinued operation.

For more information regarding our organizational structure and segments and the Italy Joint Venture, see “Operating and Financial Review and Prospects—Recent Developments and Trends—Italy Joint Venture” in this Exhibit 99.2 and Notes 6 and 7 to our audited consolidated financial statements included in Exhibit 99.1.

Factors Affecting Comparability of Prior Periods

Our selected operating and financial data, audited consolidated financial statements and related notes included in Exhibit 99.1 and the following discussion and analysis reflect the contribution of the operators we acquired from their respective dates of acquisition or consolidation. In addition, comparability is affected by dispositions of the operators we sold from their respective dates of disposals or deconsolidation. On September 16, 2014, we and GTH completed the sale of all of our debt and equity interest in the Globalive group of companies in Canada, including Globalive Wireless Management Corp., the operator of the Wind Mobile cellular telephony service in Canada (“Wind Canada”). On October 17, 2014, we completed the sale of our entire indirect 100.0% stake in Telecel Globe that held our interest in subsidiaries operating in Burundi and Central African Republic. As a consequence of the abovementioned dispositions we stopped including results of our debt and equity interest in Wind Canada from September 16, 2014, and our operations in Burundi and Central African Republic from October 17, 2014. On January 30, 2015, the company and its subsidiary GTH completed the sale of a non-controlling 51% interest in OTA to the FNI. For more information regarding our acquisitions and dispositions, see “—Recent Developments and Trends” and Note 6 to our audited consolidated financial statements included in Exhibit 99.1. We do not provide comparable financial information for periods preceding the date on which we acquired, consolidated or commenced operations in a particular country or segment, or following the date of disposition unless required by IFRS applied by the group.

Recent Developments and Trends

Strategy update

In August 2015, we announced the six strategic priority areas on which we intend to focus going forward. One of these six strategic priority areas is performance transformation. The objective of our performance transformation is to build a new global organizational operating model that will bring together all our operating companies and our HQ to truly operate as one group. As a result of these, we managed to decrease expenses through more efficient capital expenditure (in 2015, our capital expenditures represented 18.2% of our consolidated total operating revenue, compared to 21.7% in 2014), following our initiative to move to a more asset light operating model. In 2015, we incurred transformation costs of US$138 million related to our performance transformation program and we expect to incur ongoing costs in the coming years.

Customer and revenue growth

The mobile markets in Russia, Algeria, Ukraine, Kazakhstan, Kyrgyzstan, Armenia, Georgia, Tajikistan and Italy have reached mobile penetration rates exceeding 100.0% in each market. As a result, we will focus less on customer market share growth and more on revenue market share growth in each of these markets. The key components of our growth strategy in these markets will be to increase our share of the high-value customer market, increase usage of VAS and improve customer loyalty. Our management expects revenue growth in these markets to come primarily from an increase in usage of voice and data traffic among our customers.

The remaining mobile markets in which we operate, including Pakistan, Bangladesh, Uzbekistan and Laos, are still in a phase of rapid customer growth with penetration rates substantially lower than in our other markets. In these markets, our management expects revenue growth to come primarily from customer growth in the short term and increasing usage of voice and data traffic in the medium term.

Our management expects revenue growth in our mobile business to come primarily from data services and in our fixed-line business from broadband, as well as business and corporate services.

Investigations

In February 2016, VimpelCom reached resolutions through agreements with the DOJ, the SEC and the OM relating to the previously disclosed investigations under the FCPA and relevant Dutch laws pertaining to VimpelCom’s business in Uzbekistan and prior dealings with Takilant Ltd. The relevant agreements have been approved by the authorities and pertinent courts. Pursuant to these agreements, the company agreed to pay an aggregate amount of US$795 million in fines and disgorgements to the SEC, the DOJ and the OM. We currently cannot estimate the additional costs that we are likely to incur in connection with compliance with the agreements, including the ongoing obligations to cooperate with the agencies regarding their investigations of other parties, the monitorship, and the costs of implementing the changes, if any, to our policies and procedures required by the monitor. However, the costs could be significant. For further details related to these settlements, please see “Supplemental Risk Factors—We are subject to a DPA with the DOJ, a Consent with the SEC, and a settlement agreement with the OM. The agreements with the DOJ and the SEC require us to retain, at our own expense, an independent compliance monitor, and the DPA and the agreement with the OM require us to continue to cooperate with the agencies regarding their investigations of other parties. We will incur costs in connection with these obligations, which may be significant,” “Supplemental Risk Factors—If we commit a breach of the DPA, we may be subject to criminal prosecution. Such criminal prosecution could have a material negative effect on our business, financial condition, results of operations, cash flows and prospects,” “Supplemental Risk Factors—We may face other potentially negative consequences relating to the investigations by, and agreements with, the DOJ, SEC and OM, including additional investigations and litigation” included in Exhibit 99.3 and Note 26 to our audited consolidated financial statements included as Exhibit 99.1.

Italy Joint Venture

On August 6, 2015, VimpelCom, which owns indirectly 100% of WIND Italy, together with its subsidiary VimpelCom Amsterdam B.V., and Hutchison, which owns indirectly 100% of Italian mobile operator 3 Italia, together with certain of its subsidiaries, entered into a contribution and framework agreement to form an equal joint venture holding company (the “WIND JV”) that will own and operate their telecommunications businesses in Italy. Each of Hutchison and VimpelCom will indirectly hold 50% of the shares in the WIND JV, and therefore, as a consequence at the completion of the Italy Joint Venture, VimpelCom will no longer own a majority interest or have control over the operations of WIND Italy. Pursuant to the terms of a shareholders’ deed to take effect on completion of the Italy Joint Venture, no party may reduce its aggregate indirect holding in the WIND JV below 50% for the first year following completion. After the first year, either party may sell its shares in the WIND JV to third parties after offering a right of first offer to the other party. Three years following the completion of the Italy Joint Venture, each shareholder can invoke a buy/sell mechanism at any time.

By combining their respective businesses, 3 Italia and WIND Italy expect to gain the scale and more efficient cost structure needed to enable them to continue to offer innovative, competitively-priced telecommunications services and to compete in the Italian market place. The combined business is expected to service over 31 million mobile customers and 2.8 million fixed-line customers, and is expected to improve customer experience due to dedicated investment. VimpelCom expects that the Italy Joint Venture will bring cost synergies, including through network consolidation, location optimization and more efficient distribution.

Completion of the Italy Joint Venture is subject to the satisfaction or waiver of certain conditions precedent, which include, among others, obtaining regulatory approvals, including EU competition approval, as well as regulatory clearances by competent Italian authorities. WIND Italy and 3 Italia will continue to operate separately pending completion. WIND Italy formally notified the EU commission of the Italy Joint Venture on February 5, 2016. On March 30, 2016, the EU commission commenced a Phase II review of the Italy Joint Venture pursuant to the EU Merger Regulation (Council Regulation (EC) No 139/2004). The Italy Joint Venture will not occur unless both VimpelCom and Hutchison have agreed to any conditions, obligations, undertakings and/or modifications that may be required by regulatory authorities in granting their approvals.

VimpelCom and Hutchison have agreed that their respective valuations of WIND Italy and 3 Italia are on the basis that the final net cash and working capital of each respective group is not less than the agreed target net cash and working capital of each respective group. At completion, any shortfall in the net cash and working capital of each respective group compared to the agreed target amounts will be determined and, if one group’s shortfall amount is greater than the other group’s shortfall amount, VimpelCom or Hutchison, as the case may be, will pay 50% of the shortfall difference to the other party or, alternatively, may elect to direct to the other party dividends from the WIND JV in an amount equal to 50% of the shortfall difference. After the transaction is completed, there are no additional obligations to contribute funds by either party.

Pursuant to the terms of the shareholders’ deed, VimpelCom and Hutchison have provided for a clear corporate governance structure to ensure a successful joint venture with an experienced, combined management team, supported by a board of six members, three of whom will be nominated by each of VimpelCom and Hutchison, respectively, and various committees. The right to appoint the chairman of the board will rotate between VimpelCom and Hutchison every 18 months, and the chairman will have a casting vote on certain fundamental business matters to help ensure the continuity of the business. Pending completion, WIND Italy is accounted for as a discontinued operation. Following the completion of the Italy Joint Venture, VimpelCom will no longer consolidate the financial results of WIND Italy, whose results will be calculated using the equity method. See Note 6 to our audited consolidated financial statements included in Exhibit 99.1. Completion of the transaction is subject to the satisfaction or waiver of certain conditions precedent, including obtaining regulatory approvals, is expected to occur around the end of 2016, and is subject to a termination longstop date of 18 months from signing if the conditions to closing have not been satisfied or waived. WIND Italy and 3 Italia will continue to operate separately pending completion.

It is not yet reasonably possible to predict the impact on the income statement that this transaction might have upon closing. Following the reclassification, the intercompany positions, results and cash flows between the continued and discontinued operations are no longer eliminated. The positions are disclosed as Related Party transactions and balances. Furthermore, in connection with the reclassification, we no longer account for depreciation and amoritization expenses of our Italian assets. The Italy Joint Venture doesn’t have any impact on VimpelCom’s current liquidity, as liquidity available at the WIND Italy level is not available to VimpelCom due to covenants in WIND Italy‘s debt agreements. The Italy Joint Venture is expected to result in a reduction of VimpelCom’s Net Debt/EBITDA ratio, thereby increasing VimpelCom’s funding capacity within its Net Debt/EBITDA covenant ratios, if and when needed.

Pakistan Merger

On November 26, 2015, WTPL, the parent company and majority shareholder of Warid, Bank Alfalah, International Wireless Communications Pakistan Limited (a wholly owned subsidiary of GTH) and PMCL entered into an agreement to merge their telecommunications businesses in Pakistan (the “Pakistan Merger”). WTPL and Bank Alfalah together will acquire approximately 15% of the shares of PMCL in exchange for the acquisition of 100% of the shares of Warid by PMCL and Warid will be subsequently merged into PMCL.

As of December 31, 2015, Warid was the fifth largest mobile operator in Pakistan, with an 8.5% market share, according to the Pakistan Telecommunication Authority. Warid is also currently developing its LTE network. The merged entity is expected to have population coverage of 81%, giving it the broadest 2G and one of the broadest 3G footprints in Pakistan, with the capability to accelerate focused investment in 4G/LTE. The combined business is expected to have around 10,000 towers and serve over 45 million customers.

VimpelCom believes that the Pakistan Merger will help PMCL drive ongoing improvements in NPS, given the focus on improving network experience and by building on Warid’s current standing as the leading operator in terms of NPS. In addition to enhancing PMCL’s network, VimpelCom believes that the expected synergies from the merger will improve PMCL’s cash flows.

The board of the merged company will be composed of seven directors, six of whom will be nominated by VimpelCom. VimpelCom expects the Pakistan Merger to complete within six months of signing, subject to customary closing conditions and obtaining approvals from the relevant regulatory authorities in Pakistan, including the Pakistan Telecommunication Authority, the State Bank of Pakistan and the Securities and the Exchange Commission of Pakistan. The Competition Commission of Pakistan approval for the Pakistan Merger, also a closing condition, was obtained on March 16, 2016 (subject to certain remedial actions, which will not, we believe, have a significant impact on the combined business). The merger is expected to close within six months from the closing of the transaction subject to the fulfillment of required regulatory processes in Pakistan.

Algeria Transaction and Settlement

On January 30, 2015, we together with our 51.9% owned subsidiary GTH completed the sale by GTH of a non-controlling 51% interest in OTA to the FNI, for a purchase consideration of US$2.6 billion. Immediately prior to the closing of the transaction, OTA distributed to its shareholders a dividend in respect of the financial years 2008-2013 of approximately US$1.9 billion. The total dividends and proceeds paid to GTH at closing of the transaction amounted to approximately US$3.8 billion, net of all taxes and after the settlement of all outstanding disputes between the parties and the payment of associated fines.

Shortly prior to closing of the transaction and in order to facilitate the closing, OTA contributed its operations to Optimum, a wholly owned subsidiary of OTA.

Shareholders’ Agreement

GTH and the FNI along with VimpelCom, OTA and Optimum entered into a shareholders’ agreement at closing of the transaction to govern the relationship of GTH and the FNI as shareholders in OTA and the operations of Optimum.

Pursuant to the shareholders’ agreement, we and GTH will continue to fully consolidate OTA. GTH has the right to appoint board members representing a simple majority of the votes on the boards of each of OTA and Optimum and will retain control over each of OTA and Optimum. Certain enumerated strategic decisions are subject to a supermajority vote of the respective boards (including the affirmative vote of at least one director representing GTH and the FNI). OTA will pay future dividends to its shareholders out of available free cash flow, targeting a pay-out ratio of not less than 42.5% of consolidated net income. Declaration of dividends above 42.5% of consolidated net income are subject to a super majority vote of the respective boards.

Transfers of the parties’ respective shareholdings in OTA are not permitted during the first seven years following the closing of the transaction other than to certain affiliates. Following such seven year period, transfer by GTH of its OTA shares to a third party shall be subject to a right of first refusal in favor of the FNI and transfer by the FNI of its OTA shares to a third party shall be subject to a tag along right in favor of GTH. Furthermore, GTH has an option to sell all (and not less than all) of its OTA shares to the FNI at the then fair market value. GTH’s option is exercisable solely at its discretion during the three month period between July 1, 2021 and September 30, 2021, as well as at any time upon occurrence of certain events (including, generally, change of control of the FNI, material breach of the shareholders’ agreement by the FNI, loss of VimpelCom’s ability to consolidate OTA, the taking of certain actions in Algeria against GTH or OTA, failure by OTA to pay a minimum dividend or imposition of certain tax assessments). Concurrently, the FNI has an option to buy from GTH all (and not less than all) of GTH’s OTA shares at the then fair market value. The FNI’s option is exercisable solely at its discretion during the three month period between October 1, 2021 and December 31, 2021, as well as at any time upon the occurrence of certain events (including, generally, change in VimpelCom’s indirect control of OTA, insolvency of GTH or VimpelCom or material breach of the shareholders’ agreement by GTH). GTH and the FNI have agreed to meet not later than November 30, 2019 to discuss, among other matters, their intentions regarding the exercise of their discretionary put and call options, whether to continue their relationship following the exercise periods for such options and other possible solutions to enable liquidity of their respective interests in OTA.

Settlement of Disputes

The foreign exchange and import restrictions put in place by the Bank of Algeria against OTA on April 15, 2010 were lifted on closing, following the payment (with no admission of wrongdoing or liability) by OTA to the Algerian Treasury of the fine of DZD99 billion (approximately US$1.1 billion).

At closing of the transaction, OTA definitively discontinued (with no admission of wrongdoing or liability) all pending proceedings relating to the disputes with the Algerian tax administration relating to tax reassessments for the years 2004 to 2009. OTA has written off the related tax receivable on its balance sheet.

Upon closing of the transaction, GTH terminated its international arbitration against the Algerian State initiated on April 12, 2012 and the parties to the arbitration settled the arbitration and all claims relating thereto.

Agreement with OTA’s Minority Shareholder Cevital

Pursuant to an amended Framework Agreement between GTH and Cevital S.p.A., or Cevital, a minority shareholder in OTA, following the closing of the transaction, Cevital continues to be a shareholder in OTA and holds 3.43% of the share capital of OTA. At the closing of the transaction, the existing OTA shareholder arrangements to which Cevital was a party were terminated and Cevital dismissed all pending litigation against OTA in settlement for a dinar payment by OTA equating to approximately US$50 million plus Cevital’s entitled share of the approximately US$1.9 billion pre-closing dividend paid by OTA to its shareholders.

For more information, see Note 6 to our audited consolidated financial statements included in Exhibit 99.1.

Network and Tower Sharing Agreements

In December 2014, our wholly owned subsidiary, PJSC VimpelCom, entered into an agreement with MTS for the joint planning, development and operation of 4G/LTE networks in 36 regions of Russia. Under the terms of the agreement, between 2014 and 2016, MTS will build and operate 4G/LTE base stations for shared use in 19 regions, and PJSC VimpelCom will build and operate 4G/LTE base stations for shared use in 17 regions of Russia. Within the first seven years of the project, PJSC VimpelCom and MTS plan to share base stations, platforms, infrastructure and resources of the transportation network, with each operator maintaining its own core network. In the first year of the project, the operators launched shared 4G/LTE networks in 31 of the 36 regions.

In December 2015, PJSC VimpelCom and MTS signed an amendment to the December 2014 agreement described above. The amendment agreement provides for the sharing of 2600 MHz LTE frequencies in 20 of the 36 regions of Russia that were covered by the original 2014 agreement. In each of these regions, PJSC VimpelCom and MTS plan to share airwaves and radio frequency channels across all base stations that they jointly use pursuant to the 2014 agreement, and the amendment allows for further expansion of the list of regions covered by the agreement.

In December 2015, PJSC VimpelCom entered into an agreement with MegaFon for the joint planning, development and operation of 4G/LTE networks in ten regions of Russia. Under the terms of the agreement, MegaFon will build and operate 4G/LTE base stations for shared use in four regions, and PJSC VimpelCom will build and operate 4G/LTE base stations for shared use in six regions of Russia. Within the first seven years of the project, PJSC VimpelCom and MegaFon plan to share base stations, platforms, infrastructure and resources of the transportation network with each operator maintaining its own core network.

In March 2015, our wholly owned subsidiary, WIND Italy, sold 90% of the shares of its wholly owned towers subsidiary, Galata, to Cellnex. WIND Italy has a put option, and Cellnex has a call option, over the 10% of the share capital of Galata retained by WIND Italy. WIND Italy has a tower services agreement with Galata for an initial term of 15 years for the provision of a broad range of services on the sites contributed to Galata by WIND Italy and the sites subsequently built by Galata hosting WIND Italy’s equipment.The result of the transaction is included as part of results of discontinued operations.

Macroeconomic and Political Risks Concerning Russia and Ukraine and Other Countries

Low oil prices, together with the impact of economic sanctions resulting from the current situation in Ukraine and the consequent devaluation of the Russian ruble, are negatively impacting the Russian economic outlook. In both 2014 and 2015, the significant depreciation of the ruble against the U.S. dollar in particular negatively impacted our results of operations and resulted in a foreign currency exchange loss in 2014 and 2015. In addition, the significant devaluation of the Ukrainian hryvnia in 2015 (partly due to the National Bank of Ukraine’s decision in February 2015 to suspend its interventions to support the currency), the Kazakh tenge in 2015 (in the absence of a currency stabilization policy in Kazakhstan) and the Algerian dinar in 2015, negatively impacted revenues in our Ukraine, Kazakhstan and Algeria segments, respectively, and our results of operations in 2015. Furthermore, the current situation in Ukraine along with the response to the situation by the governments of Russia, the United States, the European Union and other countries have the potential to further adversely affect our business in Russia and Ukraine, markets in which we have significant operations. For more information, see “Item 3.D—Risk Factors—Risks Related to our Business—We are exposed to foreign currency exchange loss and currency fluctuation and convertibility risks”, “—Risks Related to Our Markets—The international economic environment could cause our business to decline” and “—Risks Related to Our Markets—Our operations may be adversely affected by ongoing developments in Ukraine” in our 2014 Form 20-F.

Certain Performance Indicators

The following discussion analyzes certain operating data, including mobile and broadband customer data, mobile MOU, mobile ARPU and mobile churn rates that are not included in our financial statements. We provide this operating data because it is regularly reviewed by our management and our management believes it is useful in evaluating our performance from period to period as set out below. Our management believes that presenting information about mobile and broadband customers, mobile MOU and mobile ARPU is useful in assessing the usage and acceptance of our mobile and broadband products and services, and that presenting our mobile churn rate is useful in assessing our ability to retain mobile customers. This operating data is unaudited.

Mobile Customers

We offer both postpaid and prepaid services to mobile customers. As of December 31, 2015, the number of our mobile customers reached approximately 217.4 million (including Italy). Mobile customers are generally customers in the registered customer base as of a given measurement date who engaged in a revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems. For our business in Italy, prepaid mobile customers are counted in our customer base if they have activated our SIM card in the last 13 months (with respect to new customers) or if they have recharged their mobile telephone credit in the last 13 months and have not requested that their SIM card be deactivated and have not switched to another telecommunications operator via mobile number portability during this period (with respect to our existing customers), unless a fraud event has occurred. Postpaid customers in Italy are counted in our customer base if they have an active contract unless a fraud event has occurred or the subscription is deactivated due to payment default or because they have requested and obtained through mobile number portability a switch to another telecommunications operator.

The following table indicates our mobile customer figures (in millions), as well as our prepaid mobile customers as a percentage of our total mobile customer base, for the periods indicated:

	As of December 31,
	2015	2014	2013
Russia	59.8	57.2	56.5
Algeria	17.0	17.7	17.6
Pakistan	36.2	38.5	37.6
Bangladesh	32.3	30.8	28.8
Ukraine	25.4	26.2	25.8
Kazakhstan	9.5	9.8	9.2
Uzbekistan	9.9	10.6	10.5
HQ and Others(2)	6.2	6.3	6.1
Italy	21.1	21.6	22.3
Total number of mobile customers (including Italy)(1)	217.4	218.7	214.4
Percentage of prepaid customers	93.8%	94.3%	92.4%

(1)	The customer numbers for 2015, 2014 and 2013 have been adjusted to remove customers in operations that have been sold.
(2)	Include operations in Kyrgyzstan, Armenia, Tajikistan, Georgia and Laos.

Mobile MOU

Mobile MOU measures the monthly average minutes of voice service use per mobile customer. We generally calculate mobile MOU by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of mobile customers during the period and dividing by the number of months in that period. For our business in Italy, we calculate mobile MOU as the sum of the total traffic (in minutes) in a certain period divided by the average number of customers for the period (the average of each month’s average number of customers (calculated as the average of the total number of customers at the beginning of the month and the total number of customers at the end of the month)) divided by the number of months in that period. The Algeria, Pakistan and Bangladesh segments measure mobile MOU based on billed minutes, which is calculated by the total number of minutes of usage for outgoing calls (and for Pakistan also includes minutes of usage generated from incoming revenue).

Our management does not analyze mobile MOU on a segment level in the HQ and Others segment but rather on a country basis.

Mobile ARPU

Mobile ARPU measures the monthly average revenue per mobile user. We generally calculate mobile ARPU by dividing our mobile service revenue during the relevant period, including data revenue, roaming revenue and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of our mobile customers during the period and dividing by the number of months in that period. For Italy, we define mobile ARPU as the measure of the sum of our mobile revenue in the period divided by the average number of mobile customers in the period (the average of each month’s average number of mobile customers (calculated as the average of the total number of mobile customers at the beginning of the month and the total number of mobile customers at the end of the month)) divided by the number of months in that period.

Our management does not analyze mobile ARPU on a segment level in the HQ and Others segment but rather on a country basis.

Mobile Churn Rate

We generally define our mobile churn rate as the total number of churned mobile customers over the reported period expressed as a percentage of the average of our mobile customer base at the starting date and at the ending date of the period. The total number of churned mobile customers is calculated as the difference between the number of new customers who engaged in a revenue generating activity in the reported period and the change in the mobile customer base between the starting date and the ending date of the reported period. Migration between prepaid and postpaid forms of payment and between tariff plans may technically be recorded as churn, which contributes to our mobile churn rate even though we do not lose those customers. For our business in Italy, mobile churn is defined as the rate at which customers are disconnected from our network, or are removed from our customer base due to inactivity, fraud or payment default. In Italy, our mobile churn is calculated by dividing the total number of customer disconnections (including customers who disconnect and reactivate with us at a later stage with a different SIM card) for a given period by the average number of customers for that period (calculated as the average of each month’s average number of customers (calculated as the average of the total number of customers at the beginning of the month and the total number of customers at the end of the month)) divided by the number of months in that period.

Broadband Customers

Broadband customers are generally customers in the registered customer base who were engaged in a revenue generating activity using broadband in the three-month period prior to the measurement date. In Russia and Ukraine, such activity includes monthly internet access using FTTB, xDSL and WiFi technologies, as well as mobile internet access via USB modems using GPRS/3G/HSDPA technologies. In Italy, we measure fixed-line broadband customers based on the number of active contracts signed, while mobile broadband customers are those consumers who have performed at least one mobile internet event in the previous month on GPRS/3G/HSPA/4G/LTE network technology. Mobile broadband customers in Kazakhstan and Uzbekistan (as well as in Kyrgyzstan, Armenia, Tajikistan and Georgia) are those who have performed at least one mobile internet event in the three-month period prior to the measurement date, as well as fixed internet access using FTTB, xDSL and WiFi technologies.

Recent Accounting Pronouncements

Please refer to Note 3 to our audited consolidated financial statements included as Exhibit 99.1.

Results of Operations

Overview

Our total operating revenue was US$9,625 million for the year ended December 31, 2015, compared to US$13,517 million for the year ended December 31, 2014. Our operating profit was US$524 million for the year ended December 31, 2015, compared to US$1,873 million for the year ended December 31, 2014. The loss for the year attributable to the owners of the parent was US$655 million for the year ended December 31, 2015, compared to a loss of US$647 million for the year ended December 31, 2014.

We use the U.S. dollar as our reporting currency. The functional currencies of our group are the Russian ruble in Russia, the Algerian dinar in Algeria, the Pakistani rupee in Pakistan, the Bangladeshi taka in Bangladesh, the Ukrainian hryvnia in Ukraine, the Kazakh tenge in the Republic of Kazakhstan, the Uzbek som in Uzbekistan, the Kyrgyz som in Kyrgyzstan, the Armenian dram in the Republic of Armenia, the U.S. dollar in Tajikistan, the Georgian lari in Georgia, the Lao kip in Laos and the Euro in Italy.

Due to the significant fluctuation of the non-U.S. dollar functional currencies against the U.S. dollar in the periods covered by this discussion and analysis, changes in our consolidated operating results in functional currencies differ from changes in our operating results in reporting currencies during some of these periods. In the following discussion and analysis, we have indicated our operating results in functional currencies and the devaluation or appreciation of functional currencies where it is material to explaining our operating results. For more information about exchange rates relating to our functional currencies, see “—Certain Factors Affecting our Financial Position and Results of Operations—Foreign Currency Translation” below.

Consolidated results

Financial results for 2014 and 2013 are restated to reflect the classification of WIND Italy as a discontinued operation.

	Years ended December 31,
	2015	2014	2013
	(In millions of US dollars)
Service revenue	9,332	13,231	15,472
Sale of equipment and accessories	190	218	391
Other revenue	103	68	103

Total operating revenue	9,625	13,517	15,966

Operating expenses
Service costs	1,956	2,962	3,595
Cost of equipment and accessories	231	252	438
Selling, general and administrative expenses	4,563	4,743	6,256
Depreciation	1,550	1,996	2,245
Amortization	517	647	808
Impairment loss	245	976	2,963
Loss on disposals of non-current assets	39	68	93

Total operating expenses	9,101	11,644	16,398

Operating profit	524	1,873	(432)

Finance costs	829	1,077	1,213
Finance income	(52)	(52)	(90)
Other non-operating losses/(gains)	42	(121)	(84)
Shares of loss/(profit) of associates and joint ventures accounted for using the equity method	(14)	38	159
Net foreign exchange (gain)/ loss	314	556	12

(Loss)/profit before tax	(595)	375	(1,642)

Income tax expense	220	598	1,813

(Loss)/profit for the year from continuing operations	(815)	(223)	(3,455)

(Loss)/profit after tax for the year from discontinued operations	262	(680)	(633)

(Loss)/profit for the year	(553)	(903)	(4,088)

Attributable to:
The owners of the parent (continuing operations)	(917)	33	(1,992)
The owners of the parent (discontinued operations)	262	(680)	(633)
Non-controlling interest	102	(256)	(1,463)

	(553)	(903)	(4,088)

The table below shows, for the periods indicated, the following consolidated statement of operations data expressed as a percentage of consolidated total operating revenue:

	Years ended December 31,
	2015	2014	2013
Service revenue	97%	97%	97%
Sale of equipment and accessories	2%	2%	2%
Other revenue	1%	1%	1%

Total operating revenue	100.0%	100.0%	100.0%

Operating expenses
Service costs	20%	22%	23%
Cost of equipment and accessories	2%	2%	3%
Selling, general and administrative expenses	47%	35%	39%
Depreciation	16%	15%	14%

	Years ended December 31,
	2015	2014	2013
Amortization	5%	5%	5%
Impairment loss	3%	7%	19%
Loss on disposals of non-current assets	1%	1%	1%

Total operating expenses	95%	86%	103%

Operating profit	5%	14%	(3)%

Finance costs	9%	8%	8%
Finance income	(1)%	(0)%	(1)%
Other non-operating losses/(gains)	1%	(1)%	(1)%
Shares of loss/(profit) of associates and joint ventures accounted for using the equity method	(0)%	0%	1%
Net foreign exchange (gain)/loss	3%	4%	0%

Profit/(loss) before tax	(6)%	3%	10%

Income tax expense	2%	4%	11%
(Loss)/profit for the year from continuing operations	(8)%	(2)%	(22)%
(Loss)/profit after tax for the year from discontinued operations	3%	(5)%	(4)%

Profit/(loss) for the year	(6)%	(7)%	(26)%

Attributable to:
The owners of the parent	(7)%	(5)%	(16)%
Non-controlling interest	1%	(2)%	(9)%

	(6)%	(7)%	(26)%

The tables below show for the periods indicated selected information about the results of operations in each of our reportable segments. For more information regarding our segments, see Note 7 to our audited consolidated financial statements included as Exhibit 99.1.

Segmentation of Total Operating Revenue

	Year ended December 31,
	2015	2014	2013
	(In millions of US dollars)
Russia	4,602	7,459	9,109
Algeria	1,273	1,692	1,796
Pakistan	1,014	1,010	1,069
Bangladesh	604	563	504
Ukraine	622	1,062	1,610
Kazakhstan	598	755	839
Uzbekistan	711	718	673
HQ and Others
Other Countries(1)	470	566	602
Intercompany eliminations and other	(269)	(308)	(236)

Total	9,625	13,517	15,966

(1)	Total operating revenue for Kyrgyzstan, Armenia, Tajikistan, Georgia and Laos.

The following table shows the percentage of our total operating revenue represented by each reportable segment’s total operating revenue from external customers (excluding intersegment revenue) for each reportable segment for the periods indicated:

	Year ended December 31,
	2015	2014	2013
Russia	47.8%	55.2%	57.1%
Algeria	13.2%	12.5%	11.2%
Pakistan	10.5%	7.5%	6.7%
Bangladesh	6.3%	4.2%	3.2%
Ukraine	6.5%	7.9%	10.1%
Kazakhstan	6.2%	5.6%	5.3%
Uzbekistan	7.4%	5.3%	4.2%
HQ and Others
Other Countries(1)	4.9%	4.2%	3.8%
Intercompany eliminations and other	(2.8%)	(2.4%)	(1.6%)

Total	100.0%	100.0%	100.0%

(1)	Total operating revenue for Kyrgyzstan, Armenia, Tajikistan, Georgia and Laos.

Segmentation of Adjusted EBITDA

	Year ended December 31,
	2015	2014	2013
	(In millions of US dollars)
Russia	1,825	2,980	3,815
Algeria	684	857	(212)
Pakistan	409	386	441
Bangladesh	242	219	187
Ukraine	292	484	781
Kazakhstan	276	349	390
Uzbekistan	437	461	347
HQ and Others
Other Countries(1)	221	228	264
HQ and Other	(1,511)	(404)	(336)

Total	2,875	5,560	5,677

(1)	Adjusted EBITDA for Kyrgyzstan, Armenia, Tajikistan, Georgia and Laos.

Revenue

During the three years ended December 31, 2015, we generated revenue from providing voice, data and other telecommunication services through a range of traditional and broadband mobile and fixed technologies, as well as selling equipment and accessories.

Service Revenue

Our service revenue included revenue from airtime charges from postpaid and prepaid customers, monthly contract fees, time charges from customers online using internet services, interconnect fees from other mobile and fixed-line operators, roaming charges and charges for VAS such as messaging, data and infotainment. Roaming revenue includes both revenue from our customers who roam outside of their home country networks and revenue from other wireless carriers for roaming by their customers on our network. Roaming revenue does not include revenue from our own customers roaming while traveling across Russian regions within our network (so called “intranet roaming”).

Sales of Equipment and Accessories and Other Revenue

We sold mobile handsets, equipment and accessories to our customers. Our other revenue included revenue from site sharing and other services provided by VimpelCom.

Expenses

Operating Expenses

During the three years ended December 31, 2015, we had two categories of operating expenses directly attributable to our revenue: service costs and the costs of equipment and accessories.

Service Costs

Service costs included interconnection and traffic costs, channel rental costs, telephone line rental costs, roaming expenses and charges for connection to special lines for emergencies.

Costs of Equipment and Accessories

Our costs of equipment and accessories sold represented the amount that was payable for these goods, net of VAT. We purchased handsets, equipment and accessories from third party manufacturers for resale to our customers for use on our networks.

In addition to service costs and the costs of equipment and accessories, during the three years ended December 31, 2015, our operating expenses included:

Selling, General and Administrative Expenses

Our selling, general and administrative expenses include:

•	dealers’ commissions;

•	salaries and outsourcing costs, including related social contributions required by law;

•	marketing and advertising expenses;

•	repair and maintenance expenses;

•	rent, including lease payments for base station sites;

•	utilities;

•	provision for doubtful accounts;

•	stock price-based compensation expenses;

•	litigation provisions; and

•	other miscellaneous expenses, such as insurance, operating taxes, license fees, and accounting, audit and legal fees.

Depreciation and Amortization Expense

We depreciated the capitalized costs of our tangible assets, which consisted mainly of telecommunications equipment including software and buildings that we owned. We amortized our intangible assets, which consisted primarily of telecommunications licenses, telephone line capacity for local numbers and customer relations acquired in business combinations.

Impairment Loss

Impairment loss represents losses from impairment of long-lived assets, including goodwill, as well as investments in associates.

Loss on Disposals of Non-current Assets

Loss on disposal of non-current assets represents losses from disposal of non-current assets when they are sold or written off.

Finance Costs

We incurred interest expense on our vendor financing agreements, loans from banks, bonds, capital leases and other borrowings net of amounts capitalized. Our interest bearing liabilities carry both fixed and floating interest rates. On our borrowings with a floating interest rate, the interest rate is linked to LIBOR, AB SEK, MosPRIME, KIBOR, Bangladeshi T-Bill and Bank of Algeria Re-Discount Rate. Our interest expense depends on a combination of prevailing interest rates and the amount of our outstanding interest bearing liabilities. Of our interest bearing liabilities, taking into account the effect of hedges, 77% have fixed rates and 23% have floating rates.

Finance Income

Finance income represents income earned on cash deposited in banks and on loans provided to other parties.

Other Non-operating (Gains)/Losses

Our other non-operating (gains)/losses primarily include the effect of change of fair value of derivatives not designated as hedges and other assets when fair value assessment is required under IFRS, results of disposal of our investments and other non-operating activities.

Shares of (Profit)/Loss of Associates and Joint Ventures Accounted for Using the Equity Method

Shares of (profit)/loss of associates and joint ventures accounted for using the equity method represent our share in profit and loss of our joint ventures and associates accounted for using the equity method, primarily represented by Euroset.

Net Foreign Exchange Loss/(Gain)

The functional currencies of our group are the Russian ruble in Russia, the Algerian dinar in Algeria, the Pakistani rupee in Pakistan, the Bangladeshi taka in Bangladesh, the Ukrainian hryvnia in Ukraine, the Kazakh tenge in the Republic of Kazakhstan, the Uzbek som in Uzbekistan, the Kyrgyz som in Kyrgyzstan, the Armenian dram in the Republic of Armenia, the U.S. dollar in Tajikistan, the Georgian lari in Georgia, the Lao kip in Laos and the Euro in Italy. Monetary assets and liabilities denominated in foreign currencies are translated into our respective functional currencies on the relevant balance sheet date. We record changes in the values of such assets and liabilities as a result of exchange rate changes in our results of operations under the line item net foreign exchange (loss)/gain.

Income Tax Expense

The statutory income tax rate in Russia, Kazakhstan, Laos and Armenia in 2015, 2014 and 2013 was 20.0% for each country. In Algeria, the statutory income tax rate was 26% in 2015, 23% in 2014 and 25% in 2013. The statutory income tax rate in Pakistan was 32% in 2015, 33% in 2014 and 34% in 2013. The statutory income tax rate in Bangladesh was 45.0% in 2015, 2014 and 2013, respectively. The statutory income tax rate in Ukraine was 18% in 2015, 18% in 2014 and 19.0% in 2013. In Uzbekistan, the income tax rate was 7.5% in 2015, 8.0% in 2014 and 9.0% respectively in 2013 (and 8% local infrastructure development tax, which is assessed on income after corporate income tax). The statutory income tax rate in Kyrgyzstan in 2015, 2014 and 2013 was 10.0%. The statutory income tax rate in Georgia was 15.0% in 2015, 2014 and 2013 respectively. The statutory income tax rate in Luxembourg was 22.47% in 2015, 22.47% in 2014 and 22.05% in 2013 (and 6.75% regional tax, which is assessed on income). The statutory income tax rate in the Netherlands was respectively 25.0% in 2015, 2014 and 2013. The statutory tax rate of Tajikistan was 24.0% in 2015 and 25.0% in 2014 and 2013. The statutory income tax rate in Italy was 27.5% in 2015, 2014 and 2013 (and 4.82% in 2015, 4.55% in 2014 and 4.58% in 2013 as a regional tax, which is assessed on income).

Discontinued Operations

The line item discontinued operations represents the results of our operations in Italy, which is classified as an asset held for sale and discontinued operation. For more information, please see Note 6 to our audited consolidated financial statements included as Exhibit 99.1.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Total Operating Revenue

Our consolidated total operating revenue decreased by 29% to US$9,625 million during 2015 from US$13,517 million during 2014 primarily due to a decrease of total operating revenue of 38% in Russia, 25% in Algeria and 41% in Ukraine, largely related to the depreciation of functional currencies against the U.S. dollar in 2015, as described in greater detail below. The discussion of revenue by reportable segments includes intersegment revenue. Our management assesses the performance of each reportable segment on this basis because it believes the inclusion of intersegment revenue better reflects the true performance of each segment on a stand-alone basis.

Total Operating Expenses

Our consolidated total operating expenses decreased by 22% to US$9,101 million during 2015 from US$11,644 million during 2014, and represented 95% and 86% of total operating revenue in 2015 and 2014, respectively. The decrease in absolute terms was primarily due to a decrease in service costs and cost of equipment and accessories of US$1,027 million, lower impairment losses by US$731 million and a decrease in depreciation and amortization expenses of US$576 million. Such decreases in 2015 compared to 2014, were largely related to depreciation of functional currencies against the U.S. dollar in 2015, partially offset by recognized exceptional items in a total amount of US$1,051 million in 2015, including the US$900 million Uzbekistan provision in connection with the investigations by the SEC, DOJ and OM and transformation costs of US$138 million related to our performance transformation program. In 2014, we recognized exceptional items in a total amount of US$65 million, mainly related to the closing of the Algeria Transaction.

Service Costs

Our consolidated service costs decreased by 34% to US$1,956 million during 2015 from US$2,962 million during 2014. As a percentage of consolidated total operating revenue, our service costs decreased to 20% during 2015 from 22% during 2014. The decrease in absolute terms was primarily due to decreased revenues related to currency devaluations of functional currencies against the U.S. dollar.

Cost of Equipment and Accessories

Our consolidated cost of equipment and accessories decreased by 8% to US$231 million in 2015 from US$252 million in 2014. This decrease was primarily due to a devaluation of functional currencies against the U.S. dollar.

Selling, General and Administrative Expenses

Our consolidated selling, general and administrative expenses decreased by 4% to US$4,563 million during 2015 from US$4,743 million during 2014. This decrease was primarily due to the depreciation of functional currencies against the U.S. dollar, partially offset by recognized exceptional items in a total amount of US$1,051 million in 2015, including the US$900 million Uzbekistan provision in connection with the investigations by the SEC, DOJ and OM and transformation costs of US$138 million related to our performance transformation program. In 2014, we recognized exceptional items in a total amount of US$65 million, mainly related to the closing of the Algeria Transaction. For more information about our provisions, see Note 24 to our audited consolidated financial statements included as Exhibit 99.1. As a percentage of consolidated total operating revenue, our consolidated selling, general and administrative expenses increased to 47% in 2015 from 35% in 2014, mainly due to the exceptional items mentioned above.

Adjusted EBITDA

Our consolidated adjusted EBITDA decreased by 48% to US$2,875 million during 2015 from US$5,560 million during 2014, primarily due to decreased revenues related to currency devaluations and the exceptional items mentioned above.

Depreciation and Amortization Expenses

Our consolidated depreciation and amortization expenses decreased by 22% to US$2,067 million in 2015 from US$2,643 million in 2014. The decrease was primarily the result of depreciation of our functional currencies against the U.S. dollar.

Impairment Loss

Our consolidated impairment loss was US$245 million in 2015 compared to US$976 million in 2014. The impairment loss in 2015 primarily related to impairment of obsolete network equipment in Pakistan of US$ 52 million, in Russia of US$ 28 million, obsolete network equipment and goodwill in Ukraine of US$66 million and impairment of goodwill in Armenia of US$ 44 million. The impairment loss in 2014 primarily related to impairment of goodwill related to Ukraine of US$767 million, in Pakistan of US$163 million, and goodwill and other assets in Laos, Georgia, Bangladesh, Burundi and Central African Republic of US$172 million which was partially offset by an impairment release as a result of the sale of our debt and equity interest in Wind Canada of US$110 million.

Loss on Disposals of Non-current Assets

Our consolidated loss on disposals of non-current assets decreased by 29% to US$39 million during 2015 from US$68 million during 2014, primarily due to depreciation of our functional currencies against the U.S. dollar.

Operating Profit

Our consolidated operating profit decreased to US$524 million in 2015 from US$1,873 million in 2014 due to an overall decrease in revenue and the exceptional items mentioned above, offset by lower impairment. Our consolidated operating profit as a percentage of total operating revenue in 2015 decreased to 5% from 14% in 2014.

Non-operating Profits and Losses

Finance Costs and Finance Income

Our consolidated finance costs decreased by 23% to US$829 million in 2015 from US$1,077 million in 2014, primarily due to a decrease in interest expense as a result of the redemption of certain bonds in April 2015 through a cash tender offer by VimpelCom Amsterdam B.V. that resulted in the repurchase of US$1,838 million of bonds, as well as lower U.S. dollar equivalents of ruble-denominated interest expenses as a result of the ruble depreciation. Our consolidated finance income remained at US$52 million in 2015.

Other Non-operating Losses/(Gains)

We recorded US$42 million in other non-operating losses during 2015 compared to US$121 million in gains during 2014. The change was primarily due to the positive movement in fair value of other derivatives of US$114 million recorded in 2014.

Shares of Loss/(Profit) of Associates and Joint Ventures Accounted for Using the Equity Method

We recorded a profit of US$14 million from our equity in associates and joint ventures in 2015 compared to a loss of US$38 million in 2014. The change was primarily due to the improved results of Euroset and the loss recorded on the sale of Wind Canada in 2014.

Net Foreign Exchange (Gain)/Loss

We recorded a loss of US$314 million from foreign currency exchange in 2015 compared to a loss of US$556 million from foreign currency exchange in 2014. The loss in 2015 was primarily due to a revaluation of our U.S. dollar net financial liabilities in both Russia and Ukraine primarily due to depreciation of the Russian ruble and the Ukrainian hryvnia against the U.S. dollar in 2015. The loss in 2014 was primarily due to revaluation of our U.S. dollar net financial liabilities in Russia due to depreciation of the Russian ruble against the U.S. dollar in 2014.

Income Tax Expense

Our consolidated income tax expense decreased by 63% to US$220 million in 2015 from US$598 million in 2014. The decrease in income taxes was primarily due to a decrease in provisions for future withholding taxes on intercompany dividends booked in 2015. In addition, our income tax expenses were higher in 2014 due to the tax consequences relating to the Algeria Transaction that were recorded in 2014.

(Loss)/profit for the year from continuing operations

In 2015, our consolidated loss for the year from continuing operations was US$815 million, compared to US$223 million of loss for 2014. The loss for 2015 was primarily attributable to exceptional items in total amount of US$1,051 million described above. See “—Recent Developments and Trends—Investigations” and Note 24 to our audited consolidated financial statements included as Exhibit 99.1.

(Loss)/profit after tax for the year from discontinued operations

In 2015, our consolidated profit after tax for the year from discontinued operations, which is comprised primarily of our operations in Italy, was US$262 million, compared to US$680 million of loss for 2014. In functional currency terms, total operating revenue in Italy decreased by 4% in 2015 compared to 2014, primarily due to a decrease in our mobile revenues and a decrease in fixed-line revenues, attributable to a decline in voice volumes and a decrease in indirect customer base (subscribers who access WIND’s network through Telecom Italia’s network but who are managed commercially by WIND, including both corporate and consumer subscribers). The 2015 results were positively influenced by the net effect of WIND Italy’s sale of 90% of the shares of its towers subsidiary, Galata, to Cellnex in the first quarter 2015 and a reduction in financial expenses resulting from refinancing activities carried out in 2014 and 2015.

Profit for the Year Attributable to the Owners of the Parent

In 2015, the consolidated loss for the year attributable to the owners of the parent was US$655 million compared to a loss of US$647 million in 2014. The movement was mainly due to an overall decrease in revenue and the exceptional items mentioned above.

Profit for the Year Attributable to Non-controlling Interest

Our profit for the year attributable to non-controlling interest was US$102 million in 2015 compared to a loss of US$256 million in 2014, mainly due to the profit recorded at GTH level. This primarily relates to the Algerian results and the change in ownership that occurred during 2015.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Total Operating Revenue

Our consolidated total operating revenue decreased by 15% to US$13,517 million during 2014 from US$15,966 million during 2013 primarily due to depreciation of the functional currencies of all operations, lower sale of equipment and accessories, as well as the impact of macroeconomic developments in Russia, Ukraine and Pakistan, as well as the delayed 3G launch in Algeria. The discussion of revenue by reportable segments includes intersegment revenue. Our management assesses the performance of each reportable segment on this basis because it believes the inclusion of intersegment revenue better reflects the true performance of each segment on a stand-alone basis.

Total Operating Expenses

Our consolidated total operating expenses decreased by 29% to US$11,644 million during 2014 from US$16,398 million during 2013, and represented 86% and 103% of total operating revenue in 2014 and 2013, respectively. This decrease was primarily due to depreciation of the functional currencies of all operations, a decrease in service costs of US$633 million, a decrease in selling, general and administrative expenses of US$1,513 million and lower impairment losses of US$1,987 million.

Service Costs

Our consolidated service costs decreased by 18% to US$2,962 million during 2014 from US$3,595 million during 2013. As a percentage of consolidated total operating revenue, our service costs decreased to 22% during 2014 from 23% during 2013. The decrease in absolute terms was primarily due to the overall decrease in revenue and the depreciation of the functional currencies of our operations.

Cost of Equipment and Accessories

Our consolidated cost of equipment and accessories decreased by 42% to US$252 million in 2014 from US$438 million in 2013 due to the depreciation of the functional currencies of our operations and decreased sales of equipment and accessories in Russia.

Selling, General and Administrative Expenses

Our consolidated selling, general and administrative expenses decreased by 24% to US$4,743 million during 2014 from US$6,256 million during 2013. This decrease was primarily due to the depreciation of the functional currencies of all operations and operational excellence programs, partially offset by an increase in frequency fees in Ukraine and higher network costs in Algeria, Pakistan and Bangladesh due to 3G rollout. In addition, in 2013 a provision of litigation was recorded for the Bank of Algeria claim, while in 2014 a provision was recorded for settlement with Cevital. As a percentage of consolidated total operating revenue, our consolidated selling, general and administrative expenses decreased to 35% in 2014 from 39% in 2013.

Adjusted EBITDA

Our consolidated adjusted EBITDA decreased by 2% to US$5,560 million during 2014 from US$5,677 million during 2013, primarily due to an overall decrease in revenue, partially offset by lower service costs and lower selling, general and administrative expenses.

Depreciation and Amortization Expenses

Our consolidated depreciation and amortization expenses decreased by 13% to US$2,643 million in 2014 from US$3,053 million in 2013. The decrease was primarily the result of depreciation of the functional currencies in 2014, accelerated depreciation of network equipment in Pakistan in 2013 due to network modernization and lower amortization in Algeria due to a reduction in the charge on customer relationships recognized as part of our acquisition of Wind Telecom S.p.A. in 2011, only partially offset by increased depreciation as a result of accelerated roll out of our 3G network and the roll out of a 4G/LTE network in Russia.

Impairment Loss

Our consolidated impairment loss was US$976 million in 2014 in comparison with US$2,963 million in 2013. The impairment loss in 2014 primarily related to impairment of goodwill related to Ukraine of US$767 million, in Pakistan of US$163 million, and goodwill and other assets in Laos, Georgia, Bangladesh, Burundi and Central African Republic of US$172 million, which was partially offset by an impairment release as a result of the sale of our debt and equity interest in Wind Canada of US$110 million. The impairment loss in 2013 primarily related to impairment of goodwill related to Ukraine of US$2,085 million, in Laos of US$25 million and in Armenia of US$20 million, and impairment of the 4G/LTE telecommunication license in Uzbekistan of US$30 million. In addition, in 2013 we impaired our shareholder loans to Wind Canada in the amount of US$764 million.

Loss on Disposals of Non-current Assets

Our consolidated loss on disposals of non-current assets decreased by 27% to US$68 million during 2014 from US$93 million during 2013 primarily due to lower equipment write-offs during 2014 in our Russia segment.

Operating Profit

Our consolidated operating profit increased to US$1,873 million in 2014 from an operating loss of US$432 million in 2013 due to the reasons described above, primarily lower impairment losses in 2014 and a one-off charge for the Bank of Algeria claim in 2013.

Non-operating Profits and Losses

Finance Costs and Finance Income

Our consolidated finance costs decreased by 11% to US$1,077 million in 2014 from US$1,213 million in 2013, primarily due to lower U.S. dollar equivalents of ruble-denominated interest expenses as a result of the ruble depreciation. Our consolidated finance income decreased by 42% to US$52 million in 2014 from US$90 million in 2013, primarily due to lower interest earned on deposits and interest income from loans to Wind Canada that were fully impaired in 2013.

Other Non-operating Losses/(Gains)

We recorded US$121 million in other non-operating gains during 2014 compared to US$84 million in gains during 2013. The change was primarily due to the positive movement in fair value of other derivatives of US$114 million while in 2013 we had gains recorded for indemnity claims of US$84 million.

Shares of Loss/(Profit) of Associates and Joint Ventures Accounted for Using the Equity Method

We recorded a loss of US$38 million from our equity in associates and joint ventures in 2014 compared to a loss of US$159 million in 2013. The change was primarily due to lower losses from our investment in Wind Canada in 2014 due to full impairment of loans to Wind Canada in 2013.

Net Foreign Exchange (Gain)/Loss

We recorded a loss of US$556 million from foreign currency exchange in 2014 compared to US$12 million foreign currency exchange loss in 2013. The loss in 2014 was primarily due to revaluation of our U.S. dollar financial liabilities primarily due to depreciation of the ruble to the U.S. dollar in 2014 and revaluation of our U.S. dollar financial assets due to depreciation of the ruble to the U.S. dollar in 2013.

Income Tax Expense

Our consolidated income tax expense decreased by 67% to US$598 million in 2014 from US$1,813 million in 2013. The decrease in income taxes was primarily due to lower profits in Russia in 2014 and one-off withholding tax charges over the accumulated earnings that were booked in 2013. The one-off charges booked in 2013 mainly related to withholding tax on anticipated dividend distribution by our subsidiaries in Russia and Algeria. In addition, the 2013 tax position includes the write-off of the tax receivable in Algeria in the amount of US$551 million as part of the settlement with the Algerian government recorded in 2013.

(Loss)/profit for the year from continuing operations

In 2014, our consolidated loss for the year from continuing operations was US$223 million, compared to US$3,455 million of loss for 2013. The movement was primarily attributable to the lower impairment losses in 2014 and a one-off charge for the Bank of Algeria claim in 2013.

(Loss)/profit after tax for the year from discontinued operations

In 2014, our consolidated loss after tax for the year from discontinued operations was US$680 million, compared to US$633 million of loss for 2013. The higher loss is mainly due to lower EBITDA and an increase in net finance expenses as a result of higher one-off interest expense subsequent to the refinancing transactions, completed in April and July 2014.

Profit for the Year Attributable to the Owners of the Parent

In 2014, the consolidated loss for the year attributable to the owners of the parent was US$647 million compared to a US$2,625 million loss in 2013. The movement was due to losses for the year as a result of above mentioned factors, substantially lower impairment losses in 2014 and a one-off charge for the Bank of Algeria claim in 2013.

Profit for the Year Attributable to Non-controlling Interest

Our loss for the year attributable to non-controlling interest was US$256 million in 2014 compared to a loss of US$1,463 million in 2013, due to lower net losses in our consolidated subsidiaries that are not wholly owned by us. This primarily relates to GTH and its losses related to the Algeria Transaction in 2013.

Russia

Results of operations in US$

				‘14 – ‘15 % change US$	‘14 – ‘15 % change functional currency	‘13 – ‘14% change US$	‘13 – ‘14% change functional currency
	Year ended December 31,
	2015	2014	2013

	(In millions of US dollars)
Service revenue	4,433	7,249	8,745	(38.8)%	(2.0)%	(17.1)%	(1.8)%
Sale of equipment and accessories	162	197	350	(17.7)%	27.2%	(43.8)%	(28.5)%
Other revenue	7	14	15	(48.5)%	(15.8)%	(6.7)%	11.5%

Total operating revenue	4,602	7,459	9,109	(38.3)%	(1.2)%	(18.1)%	(2.8)%

Operating expenses
Service costs	1,232	2,073	2,434	(40.6)%	(5.0)%	(14.8)%	1.4%
Cost of equipment and accessories	193	221	381	(12.6)%	37.3%	(41.9)%	(27.3)%
Selling, general and administrative expenses	1,352	2,185	2,479	(38.1)%	(1.4)%	(11.8)%	4.6%

Adjusted EBITDA	1,825	2,980	3,815	(38.8)%	(1.5)%	(21.9)%	(7.8)%

Results of operations in RUB

	Year ended December 31,
	2015	2014	2013
	(In millions of RUB)
Service revenue	267,966	273,502	278,432
Sale of equipment and accessories	10,027	7,881	11,016
Other revenue	434	516	462

Total operating revenue	278,427	281,898	289,910

Operating expenses
Service costs	74,655	78,579	77,491
Cost of equipment and accessories	12,007	8,747	12,032
Selling, general and administrative expenses	81,620	82,636	78,965

Adjusted EBITDA	110,145	111,935	121,422

Certain Performance Indicators

	Year ended December 31,
	2015	2014	2013
Mobile
Customers (end of the period; in millions)	59.8	57.2	56.5
ARPU in USD	5.2	8.6	10.6
ARPU in RUB	314	323	338
MOU in minutes	311	304	291
Annual churn (as a percentage)	53.8	60.1	63.9
Broadband customers (end of the period; in millions)	4.0	3.7	3.1
Fixed-Line
Broadband customers (end of the period; in millions)	2.2	2.3	2.3

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Our total operating revenue in Russia decreased by 38.3% to US$4,602 million in 2015 compared to US$7,459 million in 2014 mainly due to depreciation of the ruble against the U.S. dollar, as nearly all revenue generated by our operations in Russia are denominated in rubles. In functional currency terms, total operating revenue in Russia decreased by 1.2% due to a targeted shift away from lower margin traffic-termination revenue. Despite the macroeconomic slowdown in Russia, mobile data revenue increased by 17% due to the trend of increased data use. Our Russia total operating revenue consists of both mobile and fixed-line services.

Mobile Revenue

Our total mobile operating revenue in Russia decreased by 36.8% to US$3,836 million in 2015 from US$6,071 million in 2014. In functional currency terms, total mobile operating revenue increased by 1.2%.

During 2015, we generated US$1,817 million of our Russia segment service revenue from mobile voice services (i.e., airtime charges from mobile postpaid and prepaid customers, including monthly contract fees and roaming fees and roaming fees received from other mobile services operators for providing roaming services to their customers), or 47.4% of the total mobile operating revenue in our Russia segment, compared to US$3,095 million, or 51.0% of the total mobile operating revenue in 2014. In U.S. dollars terms, our mobile voice services revenue in Russia decreased by 41.3%. In functional currency terms, it decreased by 5.7% due to a reduction in average price per minute (APPM), as existing customers migrated to new price plans.

During 2015, we generated US$1,243 million of our Russia segment service revenue from VAS, including data revenue, or 32.4% of the total mobile operating revenue in our Russia segment, compared to US$1,820 million, or 30.0% of the total mobile operating revenue in our Russia segment, in 2014. In U.S. dollars terms, the decrease was 31.7%, while in functional currency terms, our Russia segment service revenue from VAS, including data revenue, increased by 9.3% during 2015 compared to 2014, primarily due to increased data usage in line with the trend seen in 2015.

During 2015, we generated US$611 million of our Russia segment service revenue from interconnect fees, or 15.9% of the total mobile operating revenue in our Russia segment, compared to US$961 million, or 15.8% of the total mobile operating revenue in our Russia segment, in 2014. In U.S. dollars terms, the decrease was 36.4%, while in functional currency terms, our Russia segment service revenue from interconnect fees increased by 1.9% during 2015 compared to 2014, primarily due to the favorable impact of the ruble/U.S. dollar exchange rate in interconnection agreements with international operators based on U.S. dollar terms partially offset by a decline in local incoming traffic.

Our total mobile operating revenue in our Russia segment also included revenue from sales of equipment and accessories and other revenue. During 2015, revenue from sales of equipment and accessories and other revenue in Russia decreased by 15.8% to US$164 million, or 4.3% of the total mobile operating revenue in our Russia segment in 2015, from US$195 million, or 3.2% of the total mobile operating revenue in our Russia segment, in 2014. In functional currency terms, our Russia segment sales of equipment and accessories and other revenue increased by 29.8% during 2015 compared to 2014, primarily as a result of the active promotion of device sales.

Fixed-line Revenue

In 2015, our total operating revenue from our fixed-line services in Russia decreased by 44.8% to US$766 million from US$1,388 million in 2014. Our total operating revenue from fixed-line services in Russia in 2015 consisted of US$317 million generated from business operations, US$246 million generated from wholesale operations and US$203 million generated from residential and FTTB operations. In functional currency terms, our total operating revenue from our Russia fixed-line services decreased by 12.8% during 2015 compared to 2014, primarily due to a targeted shift away from lower margin traffic and the macroeconomic slowdown.

Adjusted EBITDA

Our Russia adjusted EBITDA decreased by 38.8% to US$1,825 million in 2015 compared to US$2,980 million in 2014. In functional currency terms, our Russia adjusted EBITDA decreased by 1.5%, primarily as a result of negative foreign exchange effect on roaming and interconnect costs. In functional currency terms, adjusted EBITDA margin in 2015 in our Russia segment was 39.6%, which is 0.1 percentage points below adjusted EBITDA margin in 2014. The decrease was primarily due to the negative effect of the depreciation of the ruble against the U.S. dollar.

Certain Performance Indicators

As of December 31, 2015, we had approximately 59.8 million mobile customers in Russia, representing an increase of 4.5% from approximately 57.2 million mobile customers as of December 31, 2014. Our mobile customer growth in Russia in 2015 was mainly due to improved customer retention linked to product improvements, loyalty program developments and the promotion of new bundled price plans. We also strengthened our distribution channels through the roll out of owned mono-brandstores, the acquisition of franchise stores and the growth of sales through Svyaznoy (a large independent handset retailer in Russia).

In 2015, our mobile ARPU in Russia decreased by 39.7% to US$5.2 compared to US$8.6 in 2014, primarily as a result of foreign exchange effects. In functional currency terms, mobile ARPU in Russia decreased by 3% in 2015 compared to 2014, due to lower voice and roaming revenue attributed to an APPM reduction as existing customers migrated to new price plans.

In 2015, our mobile MOU in Russia increased by 2.4% to 311 from 304 in 2014, primarily as a result of on-net traffic growth caused by migration of customers to the new offers and bundles.

In 2015, our mobile churn rate in Russia decreased to 53.8% compared to 60.1% in 2014, primarily due to a focus on customer loyalty and the addition of high quality customers.

The fixed-line broadband customers are mainly represented by FTTB customers. As of December 31, 2015, we had approximately 2.2 million fixed-line customers in Russia, compared to approximately 2.3 million fixed-line customers as of December 31, 2014. The decrease was primarily due to our strategy of focusing on profitable customers and therefore maximizing cash flow.

As of December 31, 2015, we had approximately 4.0 million mobile broadband customers using USB modems in Russia, representing an increase of approximately 10.1% from the approximately 3.7 million mobile broadband customers as of December 31, 2014. The increase was mainly due to an improved churn rate.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Our total operating revenue in Russia decreased by 18.1% to US$7,459 million in 2014 compared to 2013 mainly due to the negative effect of the depreciation of the ruble against the U.S. dollar. In functional currency terms, total operating revenue in Russia decreased by 2.8% due to the measures taken to eliminate unrequested services from content providers to our customers. Our Russia total operating revenue consists of mobile services and fixed-line services.

Mobile Revenue

Our total mobile operating revenue in Russia decreased by 19.4% to US$6,071 million in 2014 from US$7,536 million in 2013. In functional currency terms, our mobile service revenue decreased by 3.3%.

In 2014, we generated US$3,095 million of our Russia segment service revenue from mobile voice services (i.e., airtime charges from mobile postpaid and prepaid customers, including monthly contract fees and roaming fees, as well as roaming fees received from other mobile services operators for providing roaming services to their customers), or 51.0% of the total mobile operating revenue in our Russia segment, compared to US$3,923 million, or 52.1% of the total mobile operating revenue in our Russia segment in 2013. In U.S. dollars terms, our mobile voice services revenue in Russia decreased by 21.1%. In functional currency terms, it decreased by 7.0% due to decreased ARPU, caused by natural APPM deterioration and roaming decline.

In 2014, we generated US$1,820 million of our Russia segment service revenue from VAS, including data revenue, or 30.0% of the total mobile operating revenue in our Russia segment, compared to US$2,099 million, or 27.9% of the total mobile operating revenue in our Russia segment during 2013. In U.S. dollars terms, the decrease was 13.3%, while in functional currency terms, our Russia segment service revenue from VAS, including data revenue, increased by 3.2% during 2014 compared to 2013. Such a low growth in functional currency terms is primarily due to decrease of VAS related to the measures taken to eliminate unrequested services from content providers to our customers.

In 2014, we generated US$961 million of our Russia segment service revenue from interconnect fees, or 15.8% of the total mobile operating revenue in our Russia segment, compared to US$1,171 million, or 15.5% of the total mobile operating revenue, in 2013. In U.S. dollars terms, the decrease was 17.9%, while in functional currency terms, our Russia segment service revenue from interconnect fees decreased by 2.7% during 2014 compared to 2013, primarily due to a decreased volume of incoming traffic from other operators.

Our total mobile operating revenue in our Russia segment also included revenue from sales of equipment and accessories and other mobile revenue. In 2014, revenue from sales of equipment and accessories and other revenue decreased by 43.2% to US$195 million, or 3.2% of the total mobile operating revenue in our Russia segment in 2014, from US$344 million, or 4.6% of the total mobile operating revenue in our Russia segment, in 2013. In functional currency terms, our Russia segment sales of equipment and accessories and other revenue decreased by 27.7% in 2014 compared to 2013, primarily as a result of decreased sales of devices (such as iPhones).

Fixed-line Revenue

In 2014, our total operating revenue from our fixed-line services in Russia decreased by 11.7% to US$1,388 million from US$1,572 million in 2013. Our total operating revenue from fixed-line services in Russia in 2014 consisted of US$549 million generated from business operations, US$489 million generated from wholesale operations and US$349 million generated from residential and FTTB operations. In functional currency terms, our total operating revenue from our Russia fixed-line services increased by 5.1% during 2014 compared to 2013, primarily due to the favorable impact of the ruble/U.S. dollar exchange rate in fixed-line contracts based on U.S. dollar terms.

Adjusted EBITDA

Our Russia adjusted EBITDA decreased by 21.9% to US$2,980 million in 2014 compared to US$3,815 million in 2013. In functional currency terms, our Russia adjusted EBITDA decreased by 7.8%, primarily as a result of the negative effect of the depreciation of the ruble against the U.S. dollar on roaming, interconnect costs and structural operational expenditure, while network related costs also increased as a result of the accelerated high-speed data network roll out. In functional currency terms, the adjusted EBITDA margin in 2014 in our Russia segment was 39.7%, which was 2.2 percentage points below the adjusted EBITDA margin in 2013. The decrease was primarily due to the negative effect of the depreciation of the ruble against the U.S. dollar on costs and the increase in network related costs.

Certain Performance Indicators

As of December 31, 2014, we had approximately 57.2 million mobile customers in Russia, representing an increase of 1.2% from approximately 56.5 million mobile customers as of December 31, 2013. Our mobile customer growth in Russia in 2014 was mainly due to the reduction in churn, which was caused by activity to improve customer loyalty and quality of sales, as well as the investments made to our high-speed data network.

In 2014, our mobile ARPU in Russia decreased by 19.1% to US$8.6 compared to 2013, primarily as a result of depreciation of the ruble against the U.S. dollar. In functional currency terms, mobile ARPU in Russia decreased by 4.3% in 2014 compared to 2013, due to decreased voice revenue and as a result of the measures taken to reject spam and unrequested services from content providers to our customers.

In 2014, our mobile MOU in Russia increased by 4.3% to 304 from 291 in 2013, primarily as a result of the consistent promotion of bundled and on-net oriented offers.

In 2014, our mobile churn rate in Russia decreased to 60.1% compared to 63.9% in 2013 due to continued improvements in customer perception during 2014.

The fixed-line broadband customers are mainly represented by FTTB customers. As of December 31, 2014 and December 31, 2013, we had approximately 2.3 million fixed-line customers in Russia. The number did not change significantly due to our focus on high-value customers and limited expansion in other segments.

As of December 31, 2014, we had also approximately 3.7 million mobile broadband customers using USB modems in Russia, representing an increase of approximately 16.5% over the approximately 3.1 million mobile broadband customers as of December 31, 2013. The increase was mainly due to our sales efforts in the USB modem market.

Algeria

Results of operations in US$

	Year ended December 31,			‘14 – ‘15 % change	‘14 – ‘15 % change functional	‘13 – ‘14 % change	‘13 – ‘14 % change functional
	2015	2014	2013	US$	currency	US$	currency
	(In millions of US dollars)
Service revenue	1,259	1,678	1,790	(25.0)%	(6.6)%	(6.3)%	(5.6)%
Sale of equipment and accessories	13	12	6	7.5%	35.6%	103.4%	117.9%
Other revenue	1	2	—	(30.7)%	(15.1)%	100.0%	100.0%

Total operating revenue	1,273	1,692	1,796	(24.7)%	(6.2)%	(5.8)%	(4.9)%

Operating expenses
Service costs	242	328	346	(24.5)%	(6.1)%	(7.5)%	(8.1)%
Cost of equipment and accessories	17	12	6	44.1%	82.0%	102.0%	103.8%
Selling, general and administrative expenses	330	495	1,656	(34.2)%	(19.3)%	(69.7)%	(68.5)%

Adjusted EBITDA	684	857	(212)	(20.2)%	(0.7)%	(504.3)%	(560.0)%

Results of operations in DZD

	Year ended December 31,
	2015	2014	2013
	(In billions of DZD)
Service revenue	127	135	143
Sale of equipment and accessories	1	1	—
Other revenue	—	—	—

Total operating revenue	128	136	143

Operating expenses
Service costs	24	26	28
Cost of equipment and accessories	2	1	—
Selling, general and administrative expenses	33	40	130

Adjusted EBITDA	69	69	(15)

Certain Performance Indicators

	Year ended December 31,
	2015	2014	2013
Mobile
Customers (end of the period; in millions)	17.0	17.7	17.6
ARPU in USD	6.0	7.9	8.4
ARPU in DZD	603	636	693
MOU in minutes	209	210	216
Annual churn (as a percentage)	38.5	28	31.6

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Our Algeria total operating revenue decreased by 24.7% to US$1,273 million in 2015 compared to US$1,692 million in 2014 mainly due to the depreciation of the Algerian dinar against the U.S. dollar. In functional currency terms, total operating revenue in Algeria decreased by 6.2% due to aggressive price competition, device promotion by competitors and delays in the launch of OTA’s 3G network. Our Algeria total operating revenue consists of revenue from providing mobile services.

Mobile Revenue

In 2015, we generated US$1,041 million of our Algeria segment service revenue from mobile voice services (i.e., airtime charges from mobile contract and prepaid customers, including monthly contract fees and roaming fees, as well as roaming fees received from other mobile service operators for providing roaming services to their customers), or 81.7% of our total operating revenue in our Algeria segment, compared to US$1,442 million, or 85.2% of the total operating revenue in our Algeria segment, in 2014. In U.S. dollar terms, our mobile voice services revenue in Algeria decreased by 27.8% as a result of the depreciation of the Algerian dinar against U.S. dollar. In functional currency terms, it decreased by 10.2% due to decreased voice ARPU resulting primarily from aggressive price competition.

In 2015, we generated US$99 million of our Algeria segment service revenue from interconnect fees, or 7.8% of the total operating revenue in our Algeria segment, compared to US$120 million, or 7.1% of the total operating revenue in our Algeria segment, in 2014. In U.S. dollar terms, our Algeria segment service revenue from interconnect fees decreased by 17.6%, while in functional currency terms, it increased by 3.1%, due to an increase in the MTRs set by the regulator in Algeria for OTA from DZD 0.96 per minute to DZD 1.1 (approximately US$0.01 to US$0.011 as of December 31, 2015) per minute.

In 2015, we generated US$108 million of our Algeria segment service revenue from VAS, including data revenue, or 8.4% of the total operating revenue in our Algeria segment, compared to US$102 million, or 6.0% of the total operating revenue in our Algeria segment, in 2014. In U.S. dollar terms, our Algeria segment service revenue from VAS, including data revenue, increased by 5.1%, while in functional currency terms, it increased by 31.3%, due to increased data usage in terms of amount of MB used and number of data users (2.9 million users in 2015 compared with 0.8 million users in 2014).

Our total operating revenue in our Algeria segment also includes revenue from sales of equipment and accessories and other revenue. During 2015, revenue from sales of equipment and accessories and other revenue in Algeria was US$14 million, whereas in 2014 revenue from sales of equipment and accessories and other revenue was US$14 million. In functional currency terms, our Algeria segment sales of equipment and accessories and other revenue increased by 28.3%, primarily as a result of subsidies offered and device promotions launched during 2015.

Adjusted EBITDA

Our Algeria adjusted EBITDA decreased by 20.2% to US$684 million in 2015 compared to US$857 million in 2014. In functional currency terms, our Algeria adjusted EBITDA remained stable in 2015, primarily due to a decrease in total revenues (DZD 8,600 million (approximately US$86 million)), offset by a decrease in operating expenses (DZD 8,700 million (approximately US$87 million)) due to a one-off charge recorded in 2014 related to a provision for Cevital litigation of DZD 4,300 million (approximately US$53 million). In 2015, we recorded a one-off charge of DZD 120 million (approximately US$12 million) related to the performance transformation program, as well as a decrease in certain expenses such as personnel costs, security and billing in relation to operational improvements.

Certain Performance Indicators

As of December 31, 2015, we had approximately 17.0 million customers in our Algeria segment, in comparison with 17.7 million customers as of December 31, 2014. The 3.9% decrease was mainly due to a reduction of high-value customers.

We did not have broadband customers in Algeria as of December 31, 2015.

In 2015, our mobile ARPU in Algeria decreased by 23.8% to US$6.0 compared to US$ 7.9 in 2014. In functional currency terms, our mobile ARPU in Algeria decreased by 5.2%, mainly due to aggressive price competition.

In 2015, our mobile MOU in Algeria was mostly stable, slightly decreasing by 0.5% to 209 from 210 in 2014. This decrease was due to a slight decrease in total traffic (44.5 billion minutes in 2014 compared to 43.5 billion minutes in 2015) coupled with a slight decrease in average customer base (17.6 million in 2014 compared to 17.3 million in 2015).

In 2015, our mobile churn rate in Algeria increased to 38.5% compared to 28.0% in 2014 due to increased competitive pressure and the continued loss of high-value customers in 2015 as a result of delays in the launch of our 3G network compared to our competitors.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Our Algeria total operating revenue decreased by 5.8% to US$1,692 million in 2014 compared to US$1,796 million in 2013. In functional currency terms, total operating revenue in Algeria decreased by 4.9%. Our Algeria total operating revenue consists of revenue from providing mobile services. Our revenue was negatively impacted by the delayed commercial launch of our 3G network compared to our competitors and adverse regulatory actions.

Mobile Revenue

In 2014, we generated US$1,442 million of our Algeria segment service revenue from mobile voice services (i.e., airtime charges from mobile contract and prepaid customers, including monthly contract fees and roaming fees, and roaming fees received from other mobile service operators for providing roaming services to their customers), or 85.2% of our total operating revenue in our Algeria segment, compared to US$1,563 million, or 87.0% of the total operating revenue in our Algeria segment, in 2013. In U.S. dollar terms, our Algeria segment service revenue from mobile voice services decreased by 7.8%, while in functional currency terms it decreased by 6.9%. The decrease in service revenue from mobile voice services in our Algeria segment was primarily due to the delayed roll out of our 3G network compared to that of our competitors.

In 2014, we generated US$120 million of our Algeria segment service revenue from interconnect fees, or 7.1% of the total operating revenue in our Algeria segment, compared to US$126 million, or 7.0% of the total operating revenue in our Algeria segment, in 2013. In U.S. dollar terms, our Algeria segment service revenue from interconnect fees decreased by 4.5%, while in functional currency terms it decreased by 3.5%. The decrease during 2014 compared to 2013 was due to lower traffic terminated on our network.

In 2014, we generated US$102 million of our Algeria segment service revenue from VAS, including data revenue, or 6.0% of the total operating revenue in our Algeria segment, compared to US$92 million, or 5.1% of the total operating revenue in our Algeria segment, in 2013. In U.S. dollar terms, our Algeria segment service revenue from VAS increased by 11.1%, while in functional currency terms it increased by 12.2%. The increase in 2014 compared to 2013 was due to the launch of the 3G network in 2014 and our efforts to promote data tariff plans.

Our total operating revenue in our Algeria segment also includes revenue from sales of equipment and accessories and other revenue. In 2014, revenue from sales of equipment and accessories and other revenue was US$14 million, whereas in 2013 revenue from sales of equipment and accessories and other revenue was US$6 million. In U.S. dollar terms, revenue from sales of equipment and accessories and other revenue increased by 152.0%, while in functional currency terms it increased by 154.8% due to handsets promotion.

Adjusted EBITDA

Our Algeria adjusted EBITDA increased by US$1,069 million to US$857 million in 2014 compared to 2013, primarily due to a one-off charge in 2013 for the Bank of Algeria claim of US$1,266 million in 2013 as part of the settlement with the Algerian government, a one-off charge in 2014 of US$50 million related to the settlement of litigation with Cevital, increased network maintenance expenses due to the roll out of our 3G network and an overall decrease in revenue.

Certain Performance Indicators

As of December 31, 2014, we had approximately 17.7 million customers in our Algeria segment, in comparison with 17.6 million customers as of December 31, 2013. The 4.6% increase is due to our sales efforts to maintain customer market share and increased penetration on the market.

We did not have broadband customers in Algeria as of December 31, 2014.

In 2014, our mobile ARPU in Algeria decreased by 6.0% to US$7.9 compared to 2013. In functional currency terms, it decreased by 8.2%. The decrease was mainly due to the inability to attract high-value customers and promote corporate offers, as a result of limited network capacity due to limitations from the government coupled with actions of our competitors in the market.

In 2014, our mobile MOU in Algeria decreased by 2.8% to 210 from 216 in 2013 mainly due to lower customer usage patterns and a shift of a portion of the usage to certain competitors after their 3G launch.

In 2014, our mobile churn rate in Algeria decreased to 28.0% compared to 31.6% in 2013 due to the quality of acquired customers as a result of the promotion launched in the third quarter of 2014.

Pakistan

Results of operations in US$

	Year ended December 31,			‘14 – ‘15 % change	‘14 – ‘15 % change functional	‘13 – ‘14 % change	‘13 – ‘14 % change functional
	2015	2014	2013	US$	currency	US$	currency
	(In millions of US dollars)
Service revenue	960	966	1,029	(0.7)%	1.1%	(6.1)%	(6.4)%
Sale of equipment and accessories	2	1	2	218.5%	224.1%	(60.2)%	(59.5)%
Other revenue	52	43	38	18.7%	20.9%	13.2%	12.5%

Total operating revenue	1,014	1,010	1,069	0.3%	2.1%	(5.5)%	(5.8)%

Operating expenses
Service costs	135	152	167	(11.4)%	(9.9)%	(8.8)%	(8.9)%
Cost of equipment and accessories	3	1	4	263.2%	270.9%	(77.5)%	(77.5)%
Selling, general and administrative expenses	467	471	457	(1.0)%	0.9%	3.1%	2.5%

Adjusted EBITDA	409	386	441	5.9%	7.7%	(12.4)%	(12.6)%

Results of operations in PKR

	Year ended December 31,
	2015	2014	2013
	(In billions of PKR)
Service revenue	99	98	104
Sale of equipment and accessories	—	—	—
Other revenue	5	4	4

Total operating revenue	104	102	108

Operating expenses
Service costs	14	15	17
Cost of equipment and accessories	—	—	—
Selling, general and administrative expenses	48	48	46

Adjusted EBITDA	42	39	45

Certain Performance Indicators

	Year ended December 31,
	2015	2014	2013
Mobile
Customers (end of the period; in millions)	36.2	38.5	37.6
ARPU in USD	2.1	2.1	2.3
ARPU in PKR	213	209	234
MOU in minutes(1)	336	238	226
Annual churn (as a percentage)	33.3	26.0	23.0

(1)	Amounts includes minutes of usage generated from incoming revenue.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Our Pakistan total operating revenue increased by 0.3% to US$1,014 million in 2015 compared to US$1,010 million in 2014. In functional currency terms, total operating revenue in Pakistan increased by 2.1% due to data revenue growth and higher MFS revenue, which was partially offset by a decline in voice revenue caused by changes to hybrid offerings with decreased voice content. Our Pakistan total operating revenue consists of revenue from providing mobile services.

Mobile Revenue

In 2015, we generated US$614 million of our Pakistan segment service revenue from mobile voice services (i.e., airtime charges from mobile contract and prepaid customers, including monthly contract fees and roaming fees, as well as roaming fees received from other mobile service operators for providing roaming services to their customers), or 60.5% of the total operating revenue in our Pakistan segment, compared to US$653 million, or 64.7% of the total operating revenue in our Pakistan segment, in 2014. In U.S. dollar terms, our mobile voice services revenue in Pakistan decreased by 6.0%. In functional currency terms, it decreased by 4.3%, primarily due to a decline in voice revenue caused by changes to hybrid offerings with decreased voice content.

In 2015, we generated US$132 million of our Pakistan segment service revenue from interconnect fees, or 13.0% of the total operating revenue in our Pakistan segment, compared to US$135 million, or 13.4% of the total operating revenue in our Pakistan segment, in 2014. In U.S. dollar terms, our Pakistan segment service revenue from interconnect fees decreased by 2.5%, while in functional currency terms, it decreased by 0.8%, due to lower local incoming traffic.

In 2015, we generated US$214 million of our Pakistan segment service revenue from VAS, including data revenue, or 21.1% of the total operating revenue in our Pakistan segment, compared to US$178 million, or 17.6% of the total operating revenue in our Pakistan segment, in 2014. In U.S. dollar terms, our Pakistan segment service revenue from VAS, including data revenue, increased by 20.2%, while in functional currency terms, it increased by 22.4%, due to data and MFS revenues growth, as a result of successful retail promotions and an increased footprint for our MFS agents in Pakistan.

Our total operating revenue in our Pakistan segment also includes revenue from sales of equipment and accessories and other revenue. In 2015, revenue from sales of equipment and accessories and other revenue in Pakistan was US$54 million compared to US$44 million in 2014. In functional currency terms, our Pakistan segment sales of equipment and accessories and other revenue increased by 24.1%, primarily as a result of an increase in revenues from site sharing and other services such as leasing lines, DSL and wireless internet.

Adjusted EBITDA

Our Pakistan adjusted EBITDA increased by 5.9% to US$409 million in 2015 compared to US$386 million in 2014. In functional currency terms, our Pakistan adjusted EBITDA increased by 7.7% in 2015, primarily due to slightly higher revenue and lower service costs as a result of cost efficiency initiatives, mainly in procurement and utilities. In functional currency terms, adjusted EBITDA margin in 2015 in our Pakistan segment was 40.4%, which is 2.2 percentage points higher than adjusted EBITDA margin in 2014.

Certain Performance Indicators

As of December 31, 2015, we had approximately 36.2 million customers in Pakistan, representing a decrease from 38.5 million customers as of December 31, 2014, primarily due to the required disconnection of approximately 5.6 million customers in May 2015 resulting from the implementation of the regulator’s SIM card re-verification procedures (see “Item 3—Key Information—D. Risk Factors—Legal and Regulatory Risks—New or proposed changes to laws in the markets in which we operate may harm our business” in our 2014 Form 20-F).

We did not have a significant number of broadband customers in Pakistan as of December 31, 2015.

In 2015, our mobile ARPU in Pakistan remained stable at US$2.1 (equal to 2014). In functional currency terms, mobile ARPU in Pakistan increased in 2015 by 1.9% compared to 2014 mainly due to the successful completion of the SIM re-verification process, which resulted in the disconnection of lower revenue customers.

In 2015, our mobile MOU in Pakistan increased 41.2% to 336 from 238 in 2014 as a result of the success of our bundle offers and network modernization completed in 2014, which substantially increased network capacity.

In 2015, our mobile churn rate in Pakistan increased to 33.3% compared to 26.0% in 2014 due to the required disconnection of customers in 2015 after the completion of the SIM re-verification process.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Our Pakistan total operating revenue decreased by 5.5% to US$1,010 million in 2014 compared to US$1,069 million in 2013. In functional currency terms, total operating revenue in Pakistan decreased by 5.8%. Our Pakistan total operating revenue consists of revenue from providing mobile services.

Mobile Revenue

In 2014, we generated US$653 million of our Pakistan segment service revenue from mobile voice services (i.e., airtime charges from mobile contract and prepaid customers, including monthly contract fees and roaming fees, as well as roaming fees received from other mobile service operators for providing roaming services to their customers), or 64.6% of our total operating revenue in our Pakistan segment, compared to US$692 million, or 64.7% of the total operating revenue in our Pakistan segment, in 2013. In U.S. dollar terms, our mobile voice service revenues in Pakistan decreased by 5.6%. In functional currency terms, it decreased by 6.3% primarily due to lower APPM due to competitive pressure.

In 2014, we generated US$135 million of our Pakistan segment service revenue from interconnect fees, or 13.4% of the total operating revenue in our Pakistan segment, compared to US$149 million, or 13.9% of the total operating revenue in our Pakistan segment, in 2013. In U.S. dollar terms, our Pakistan segment service revenue from interconnect fees decreased by 9.4%, while in functional currency terms, it decreased by 10.0%, due to lower International Clearing House (“ICH”) revenues because of an industry-wide steady decline in incoming international revenue after ICH implementation, which regulates international traffic.

In 2014, we generated US$178 million of our Pakistan segment service revenue from VAS, including data revenue, or 17.6% of the total operating revenue in our Pakistan segment, compared to US$185 million, or 17.3% of the total operating revenue in our Pakistan segment, in 2013. In U.S. dollar terms, our Pakistan segment service revenue from VAS, including data revenue, decreased by 3.7%, while in functional currency terms, it decreased by 4.0%, primarily due to lower overall VAS revenue partially offset by an increase in data revenue.

Our total operating revenue in our Pakistan segment also includes revenue from sales of equipment and accessories and other revenue. During 2014, revenue from sales of equipment and accessories and other revenue in Pakistan was US$44 million, compared to US$40 million in 2013. In functional currency terms, our Pakistan segment sales of equipment and accessories and other revenue increased by 9.4% due to handsets promotion.

Adjusted EBITDA

Our Pakistan adjusted EBITDA decreased to US$386 million during 2014 from US$441 million in 2013, primarily due to lower revenues. In functional currency terms, the Pakistan adjusted EBITDA margin in 2014 in our Pakistan segment was 38.2%, which is 3.5 percentage points below the Pakistan adjusted EBITDA margin in 2013.

Certain Performance Indicators

As of December 31, 2014, we had approximately 38.5 million customers in Pakistan, representing an increase from 37.6 million customers as of December 31, 2013.

We did not have a significant number of broadband customers in Pakistan as of December 31, 2014.

In 2014, our mobile ARPU in Pakistan decreased by 8.7% to US$2.1 from US$2.3 in 2013. In functional currency terms, mobile ARPU in Pakistan decreased in 2014 by 10.9% compared to 2013 mainly due to lower VAS services and decreased tariffs.

In 2014, our mobile MOU in Pakistan increased 5.3% to 238 from 226 in 2013 mainly due to active promotion of on-net oriented offers at competitive prices.

In 2014, our mobile churn rate in Pakistan increased to 26.0% compared to 23.0% in 2013 due to a delay in network modernization and aggressive pricing in the market.

Bangladesh

Results of operations in US$

	Year ended December 31,			‘14 – ‘15 % change	‘14 – ‘15 % change functional	‘13 – ‘14%	‘13 – ‘14 % change functional
	2015	2014	2013	US$	currency	change US$	currency
	(In millions of US dollars)
Service revenue	595	556	498	7.2%	7.8%	11.7%	10.5%
Sale of equipment and accessories	1	1	—	52.3%	52.9%	224.0%	223.7%
Other revenue	8	7	6	14.5%	15.2%	2.6%	2.5%

Total operating revenue	604	563	504	7.3%	7.9%	11.6%	10.5%

Operating expenses
Service costs	110	100	80	9.7%	10.3%	25.1%	24.3%
Cost of equipment and accessories	—	1	—	—	—	—	—
Selling, general and administrative expenses	252	243	237	4.2%	4.8%	2.1%	1.5%

Adjusted EBITDA	242	219	187	10.5%	11.0%	17.4%	15.3%

Results of operations in BDT

	Year ended December 31,
	2015	2014	2013
	(In billions of BDT)
Service revenue	46	42	39
Sale of equipment and accessories	—	—	—
Other revenue	1	1	1

Total operating revenue	47	43	40

Operating expenses
Service costs	9	8	6
Cost of equipment and accessories	—	—	—
Selling, general and administrative expenses	19	18	19

Adjusted EBITDA	19	17	15

Certain Performance Indicators

	Year ended December 31,
	2015	2014	2013
Mobile
Customers (end of the period; in millions)	32.3	30.8	28.8
ARPU in USD	1.6	1.5	1.5
ARPU in BDT	122	120	118
MOU in minutes	209	197	184
Annual churn (as a percentage)	22.7	21.6	22.3

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Our Bangladesh total operating revenue increased by 7.3% to US$604 million in 2015 compared to US$563 million in 2014. In functional currency terms, total operating revenue in Bangladesh increased by 7.9% due to a 4.9% increase in the number of mobile customers and an increase in data usage in 2015, which was partially offset by the impact of intensified price competition and the negative impact of supplementary duties imposed in the third quarter of 2015. Our Bangladesh total operating revenue consists of revenue from providing mobile services.

Mobile Revenue

In 2015, we generated US$450 million of our Bangladesh segment service revenue from mobile voice services (i.e., airtime charges from mobile contract and prepaid customers, including monthly contract fees and roaming fees, as well as roaming fees received from other mobile service operators for providing roaming services to their customers), or 74.5% of our total operating revenue in our Bangladesh segment, compared to US$440 million, or 78.1% of the total operating revenue in our Bangladesh segment, in 2014. In U.S. dollar terms, our mobile voice services revenue in Bangladesh increased by 2.3%. In functional currency terms, it increased by 2.9%, primarily due to an increase in customer base and higher ARPU.

In 2015, we generated US$57 million of our Bangladesh segment service revenue from interconnect fees, or 9.4% of the total operating revenue in our Bangladesh segment, compared to US$53 million, or 9.4% of the total operating revenue in our Bangladesh segment, in 2014. In U.S. dollar terms, our Bangladesh segment service revenue from interconnect fees increased by 7%. In functional currency terms, it increased by 7.5%, primarily due to an increase in our customer base, as well as higher MOU.

In 2015, we generated US$86 million of our Bangladesh segment service revenue from VAS, including data revenue, or 14.2% of the total operating revenue in our Bangladesh segment, compared to US$60 million, or 10.6% of the total operating revenue in our Bangladesh segment, in 2014. In U.S. dollar terms, our Bangladesh segment service revenue from VAS, including data and messaging revenue, increased by 43.6%. In functional currency terms, it increased by 44.4%, primarily due to increased data usage derived from Banglalink’s 3G network, as our network coverage expanded in 2015.

Our total operating revenue in our Bangladesh segment also includes revenue from sales of equipment and accessories and other revenue. In 2015, revenue from sales of equipment and accessories and other revenue in Bangladesh was US$9 million, compared to US$7 million in 2014. In U.S. dollar terms, our Bangladesh segment sales of equipment and accessories and other revenue increased by 17.9% primarily as a result of higher handset sales and an increase in revenues from site sharing.

Adjusted EBITDA

Our Bangladesh adjusted EBITDA increased by 10.5% to US$242 million in 2015 compared to US$ 219 million in 2014. In functional currency terms, our Bangladesh adjusted EBITDA increased by 11% in 2015, primarily due to increased revenue and reduced SIM tax from BDT 300 (approximately US$3.8) to BDT 100 (approximately US$1.3) per connection, which was partially offset by a provision of US$12 million for a disputed SIM replacement tax with the tax authorities, a bad debt provision of US$6 million mainly for Bangladesh Telecommunications Company Limited (government owned PSTN) and a provision of US$4 million related to the performance transformation. In functional currency terms, than the adjusted EBITDA margin in 2015 in our Bangladesh segment was 40.4%, which was 0.9 percentage points higher adjusted EBITDA margin in 2014.

Certain Performance Indicators

As of December 31, 2015, we had approximately 32.3 million customers in Bangladesh, representing an increase from 30.8 million customers as of December 31, 2014, which was primarily due to our aggressive customer acquisition campaigns supported by competitive start-up offers.

We did not offer broadband services in Bangladesh as of December 31, 2015.

In 2015, our mobile ARPU in Bangladesh increased by 1.3% to US$1.6 compared to US$1.5 in 2014. In functional currency terms, mobile ARPU in Bangladesh increased in 2015 by 1.6% compared to 2014 mainly due to high growth in data revenue.

In 2015, our mobile MOU in Bangladesh increased 6.1% to 209 from 197 in 2014 mainly due to the price elasticity impact of lower APPM driven by aggressive competition.

In 2015, our mobile churn rate in Bangladesh increased to 22.7% compared to 21.6% in 2014 due to strong competition in terms of pricing, both in voice and data.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Our Bangladesh total operating revenue increased by 11.6% to US$563 million during 2014, representing an increase of 11.6% from US$504 million during 2013. In functional currency terms, total operating revenue in Bangladesh increased by 10.9%, due to higher MOU generated by the enlarged customer base. Our Bangladesh total operating revenue consists of revenue from providing mobile services.

Mobile Revenue

In 2014, we generated US$440 million of our Bangladesh segment service revenue from mobile voice services (i.e., airtime charges from mobile contract and prepaid customers, including monthly contract fees and roaming fees, as well as roaming fees received from other mobile service operators for providing roaming services to their customers), or 78.1% of our total operating revenue in our Bangladesh segment, compared to US$407 million, or 80.6% of the total operating revenue in our Bangladesh segment, in 2013. In U.S. dollar terms, our mobile voice service revenues in our Bangladesh increased by 7.7%. In functional currency terms, it increased by 7.0%, primarily due to an increase in our customer base and higher MOU.

In 2014, we generated US$53 million of our Bangladesh segment service revenue from interconnect fees, or 9.4% of the total operating revenue in our Bangladesh segment, compared to US$48 million, or 9.5% of the total operating revenue in our Bangladesh segment, in 2013. In U.S. dollar terms, our Bangladesh segment service revenue from interconnect fees increased by 10.4%, while in functional currency terms, it increased by 9.6%, due to an increase in our customer base and higher MOU.

In 2014, we generated US$60 million of our Bangladesh segment revenue from VAS, including data and messaging revenue, or 10.6% of the total operating revenue in our Bangladesh segment, compared to US$39 million, or 7.7% of the total operating revenue in our Bangladesh segment, in 2013. In U.S. dollar terms, our Bangladesh segment service revenue from VAS, including data and messaging revenue, increased by 54.1%, while in functional currency terms, it increased by 53.2%, due to an increase in data revenue and following the launch of 3G in the last quarter of 2013.

Our total operating revenue in our Bangladesh segment also includes revenue from sales of equipment and accessories and other revenue. In 2014, revenue from sales of equipment and accessories and other revenue in Bangladesh was US$7.2 million, compared to US$6.6 million in 2013. In functional currency terms, our Bangladesh segment revenue from sales of equipment and accessories and other revenue increased by 9.1%, primarily as a result of higher sales of data card/modem and handsets.

Adjusted EBITDA

Our Bangladesh adjusted EBITDA increased to US$219 million during 2014 compared to US$187 million in 2013. In functional currency terms, our Bangladesh adjusted EBITDA increased by 15.3%, primarily due to an increase in revenue and reduction in SIM tax to BDT 300 (approximately US$3.8) from BDT 600 (approximately US$7.7) per connection. In functional currency terms, adjusted EBITDA margin in 2014 in our Bangladesh segment was 39.5%, which was 2.0 percentage points higher from the adjusted EBITDA margin in 2013.

Certain Performance Indicators

As of December 31, 2014, we had approximately 30.8 million customers in Bangladesh, representing an increase from 28.8 million customers as of December 31, 2013, which was primarily due to aggressive customer acquisition campaigns and more efficient management of churn.

We did not offer broadband services in Bangladesh as of December 31, 2014.

In 2014, our mobile ARPU in Bangladesh remained stable at US$1.5 (equal to 2013). In functional currency terms, mobile ARPU in Bangladesh increased by 1.7% compared to 2013, as lower prices per minute of use were offset by higher MOU.

In 2014, our mobile MOU in Bangladesh increased by 7.0% to 197 from 184 in 2013, which was mainly due to disconnection of suspected high usage customers pursuant to regulator directives, as well as lower usage as a result of political instability in Bangladesh throughout 2013.

In 2014, our mobile churn rate in Bangladesh decreased to 21.6% compared to 22.3% in 2013, which was mainly due to our efforts in customer retention.

Ukraine

Results of operations in US$

	Year ended December 31,			‘14 – ‘15 % change	‘14 – ‘15 % change functional	‘13 – ‘14%	‘13 – ‘14 % change functional
	2015	2014	2013	US$	currency	change US$	currency
	(In millions of US dollars)
Service revenue	621	1,059	1,587	(41)%	10%	(33)%	(4)%
Sale of equipment and accessories	—	1	22		(29)%	(95)%	(96)%
Other revenue	1	1	1	0%	62%	0%	49%

Total operating revenue	622	1,062	1,610	(41)%	10%	(34)%	(5)%

Operating expenses
Service costs	84	180	287	(53)%	(13)%	(37)%	(10)%
Cost of equipment and accessories	2	4	27	(50)%	5%	85%	(81)%
Selling, general and administrative expenses	244	394	516	(38)%	15%	(24)%	11%

Adjusted EBITDA	292	484	781	(40)%	15%	(38)%	(11)%

Results of operations in UAH

	Year ended December 31,
	2015	2014	2013
	(In millions of UAH)
Service revenue	13,442	12,206	12,681
Sale of equipment and accessories	5	7	178
Other revenue	28	18	12

Total operating revenue	13,475	12,231	12,871

Operating expenses
Service costs	1,815	2,075	2,295
Cost of equipment and accessories	43	41	214
Selling, general and administrative expenses	5,285	4,589	4,123

Adjusted EBITDA	6,332	5,526	6,239

Certain Performance Indicators

	Year ended December 31,
	2015	2014	2013
Mobile
Customers (end of the period; in millions)	25.4	26.2	25.8
ARPU in USD	1.8	3.1	4.7
ARPU in UAH	39.7	35.6	37.5
MOU in minutes	543	508	501
Annual churn as a percentage	23.5	24.9	35.3
Fixed-line
Broadband customers (end of the period; in millions)	0.8	0.8	0.8

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Our Ukraine total operating revenue decreased by 41.4% to US$622 million in 2015 compared to US$1,062 million in 2014, primarily due to the depreciation of the Ukrainian hryvnia against the U.S. dollar. In functional currency terms, our Ukraine total operating revenue in 2015 was 10.2% higher compared to 2014, primarily due to increased international incoming call revenue and strong growth in mobile data revenue as a result of the launch of 3G, despite ongoing social unrest and the shutdown of networks in East Ukraine (ATO zone). Our Ukraine total operating revenue consists of revenue from providing mobile services as well as fixed-line services.

Mobile Revenue

In 2015, our revenue from mobile services in our Ukraine segment decreased by 40.6% to US$578 million from US$972 million during 2014, primarily due to the devaluation of the hryvnia by 52.2%.

In 2015, we generated US$290 million of our Ukraine segment service revenue from mobile voice services (i.e. airtime charges from mobile postpaid and prepaid customers, including monthly contract fees and roaming fees, and roaming fees received from other mobile services operators for providing roaming services to their customers), or 50.2% of the total mobile operating revenue in our Ukraine segment, compared to US$539 million, or 55.5% of the total mobile operating revenue in 2014. In U.S. dollar terms, service revenue from airtime charges decreased by 46.3%, while in functional currency terms, it increased by 1.2%. The decrease in U.S. dollar terms was primarily due to weakening of the hryvnia. The increase in functional currency was due to the re-pricing of tariffs and 3G launch along with new tariff portfolio, and positive effect of currency devaluation on guest roaming revenues.

In 2015, we generated US$139 million of our Ukraine segment service revenue from VAS including data revenue, or 24.1% of the total mobile operating revenue in our Ukraine segment, compared to US$211 million, or 21.7% of the total mobile operating revenue, in 2014. The 33.8% decrease in U.S. dollar terms in our service revenue from VAS including data revenue was primarily due to depreciation of the local currency. In functional currency terms, our Ukraine segment service revenue from VAS including data revenue increased by 25.3% mainly due to strong growth in mobile data revenue as a result of 3G roll-out, active promotions of smartphones and data-oriented tariff plans.

In 2015, we generated US$147 million of our Ukraine segment service revenue from interconnect fees, or 25.4% of the total mobile operating revenue in our Ukraine segment, compared to US$218 million, or 22.4% of the total mobile operating revenue in our Ukraine segment, in 2014. In U.S. dollar terms, our Ukraine segment service revenue from interconnect fees decreased by 32.8% primarily due to weakening of the hryvnia. In functional currency terms, our Ukraine segment service revenue from interconnect revenue increased by 24.2% due to positive currency devaluation effect on revenue from traffic from international operators.

In 2015, we generated US$0.1 million of other service revenue, or 0.0% of the total mobile operating revenue in our Ukraine segment in 2015, compared to US$2 million generated in 2014, or 0.2% of the total mobile operating revenue in 2014. In U.S. dollar terms, our other service revenue decreased by 93.6%, while in functional currency terms it decreased by 87.9%.

Our Ukraine total mobile operating revenue also included revenue from sales of equipment and accessories and other revenue. During 2015, revenue from sales of equipment and accessories and other revenue comprised US$2 million, or 0.3% of the total mobile operating revenue in our Ukraine segment, compared to US$2 million, or 0.2% of the total mobile operating revenue in our Ukraine segment, in 2014. In functional currency terms, our Ukraine segment revenue from sales of equipment and accessories and other revenue increased by 53.2% mainly due to higher revenue from sub-rent of premises driven by increase of floor spaces and rent rates.

Fixed-line Revenue

Our revenue from fixed-line services in Ukraine decreased by 50.1% to US$45 million in 2015 from US$89 million in 2014, primarily due to depreciation of national currency. In functional currency terms, our revenue from fixed-line services in Ukraine decreased by 5.2% mainly as a result of reduction in wholesale revenue.

Our revenue from fixed-line services in Ukraine in 2015 consisted of US$17 million generated from business operations, US$3 million generated from wholesale operations and US$24 million generated from residential and FTTB operations. Revenue from business operations decreased by 49.3% from US$34 million in 2014, revenue from wholesale operations decreased by 82.0% from US$16 million in 2014, and revenue from residential and FTTB operations decreased by 37.8% from US$39 million in 2014. In U.S. dollar terms the decrease was primarily due to national currency devaluation. In terms of functional currency, our revenue from business operations decreased by 4.1% driven by lower subscribers base. Revenue from wholesale operations decreased by 65.3% in terms of functional currency, primarily due to planned reduction in low margin transit traffic. Residential and FTTB performance increased by 17.7% in terms of functional currency, primarily due to a favorable FTTB re-pricing.

Adjusted EBITDA

Our Ukraine adjusted EBITDA decreased by 39.6% to US$292 million in 2015 compared to US$484 million in 2014. In functional currency terms, our Ukraine adjusted EBITDA increased by 14.6% in 2015 primarily due to higher revenues, mainly data and interconnect revenues, and lower interconnect costs, which was partially offset by an increase in frequency fees due to the 3G license, higher utility and rental costs, and a negative currency devaluation effect. In functional currency terms, adjusted EBITDA margin in our Ukraine segment in 2015 was 47.0%, which is 1.8 percentage points higher than in 2014.

Certain Performance Indicators

As of December 31, 2015, we had approximately 25.4 million mobile customers in Ukraine, in comparison with approximately 26.2 million mobile customers as of December 31, 2014. The decrease of our customer base by 3.1% was mainly due to customer losses in the East (ATO zone).

In 2015, our mobile ARPU in Ukraine decreased by 41.1% to US$1.8 compared to 2014 primarily due to national currency devaluation. In functional currency terms, mobile ARPU in Ukraine increased in 2015 by 11.5% compared to 2014 mainly due to mobile data revenue growth.

In 2015, our mobile MOU in Ukraine increased by 7.0% to 543 from 508 in 2014, mainly due to the decrease in number of subscribers with lower MOU predominantly in the Eastern part of the country.

Our mobile churn rate in Ukraine in 2015 decreased to 23.5% compared to 24.9% in 2014 as a result of customized retention campaigns.

As of December 31, 2015, we had approximately 0.8 million fixed-line broadband customers in Ukraine, compared to approximately 0.8 million as of December 31, 2014.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Our Ukraine total operating revenue decreased by 34.1% to US$1,062 million in 2014 from US$1,610 million during 2013, due to an economic downturn weighed down by discontinued operations in Crimea, conflict in Eastern Ukraine (ATO zone) and heavy currency devaluation and ARPU erosion with customers optimizing their spending due to the economic crisis. In functional currency terms, our Ukraine total operating revenue in 2014 was 5% lower compared to 2013.

Mobile Revenue

In 2014, our revenue from mobile services in our Ukraine segment decreased by 34.0% to US$972 million from US$1,472 million in 2013, primarily due to the Ukrainian hryvnia devaluation, deactivation of customers in Crimea and the disrupted tourist season. In functional currency terms, our revenue from mobile services decreased by 4.7%.

In 2014, we generated US$539 million of our service revenue from airtime charges from mobile postpaid and prepaid customers (including monthly contract fees and roaming fees, as well as roaming fees received from other mobile services operators for providing roaming services to their customers), or 55.5% of the total mobile operating revenue in our Ukraine segment, compared to US$869 million, or 59.0% of the total mobile operating revenue, in 2013. In U.S. dollar terms, service revenue from airtime charges decreased by 37.9% due to currency devaluation. In functional currency terms, it decreased by 10.8% primarily due to the growth of second SIM penetration with low ARPU and a decrease in roaming as a result of inflation, and the harsh economic situation.

In 2014, we generated US$211 million of our service revenue from VAS including data revenue, or 21.7% of the total mobile operating revenue in our Ukraine segment, compared to US$316 million, or 21.4% of the total mobile operating revenue, in 2013. In U.S. dollar terms, service revenue from VAS decreased by 33.3%, primarily due to currency devaluation, while in functional currency terms, service revenue from VAS including data revenue decreased by 4.6% due to lower customer spend as a result of substituting OTT services and discontinued operations in Crimea.

In 2014, we generated US$218 million of our service revenue from interconnect, or 22.4% of the total mobile operating revenue in our Ukraine segment, compared to US$261 million, or 17.7% of the total mobile operating revenue, in 2013. In U.S. dollar terms, service revenue from VAS decreased by 16.4%, while in functional currency terms it decreased by 22.9%, primarily due to the impact of the Ukrainian hryvnia devaluation, as well as traffic decline from national and international operators.

In 2014, we generated US$2 million of other service revenue, or 0.2% of the total mobile operating revenue in our Ukraine segment, compared to US$3 million generated in 2013, or 0.2% of the total mobile operating revenue, in 2013. In U.S. dollar terms, our other service revenue decreased by 30.3%, while in functional currency terms it remained stable.

Our Ukraine total mobile operating revenue also included revenue from sales of equipment and accessories and other revenue. In 2014, revenue from sales of equipment and accessories and other revenue decreased to US$2 million, or 0.2% of the total mobile operating revenue in our Ukraine segment, from US$24 million, or 1.6% of the total mobile operating revenue in our Ukraine segment, in 2013. In U.S. dollar terms, our revenue from sales of equipment and accessories and other revenue decreased by 92.1%, while in functional currency terms it decreased by 88.4%. The decrease was due to a reduction in lower margin handset sales in 2014.

Fixed-line Revenue

Our revenue from fixed-line services in Ukraine decreased by 35.2% to US$89 million in 2014 from US$138 million in 2013, primarily due to the impact of the Ukrainian hryvnia devaluation. Our revenue from fixed-line services in 2014 consisted of US$34 million generated from business operations, US$16 million generated from wholesale operations and US$39 million generated from residential and FTTB operations. Revenue from business operations decreased by 31.7% from US$50 million, revenue from residential and FTTB operations decreased by 24.1% from US$52 million in 2013, and revenue from wholesale operations decreased by 55.9% from US$36 million in 2013. In functional currency terms, revenue from business operations decreased by 2.2%, revenue from wholesale operations decreased by 38.1%, and revenue from residential and FTTB operations increased by 8.6%. Wholesale revenue decreased primarily due to planned reduction in low margin transit traffic and the impact of the currency devaluation. Revenue from residential and FTTB decreased due to the Ukrainian hryvnia devaluation.

Adjusted EBITDA

Our Ukraine adjusted EBITDA decreased by 38.0% to US$484 million during 2014 compared to 2013, In functional currency terms, adjusted EBITDA margin in our Ukraine segment in 2014 was 45.2%, which is 3.3 percentage points lower than in 2013 primarily due to lower mobile service revenue, an increase in network, IT and other general and administrative cost due to the double increase in frequency fee, currency devaluation and inflation, partially offset by decreased service costs and sales and marketing costs.

Certain Performance Indicators

As of December 31, 2014, we had approximately 26.2 million mobile customers in Ukraine, compared to approximately 25.8 million mobile customers as of December 31, 2013. The increase of our customer base by 1.8% was primarily attributable to attractive retail offers and churn reduction campaigns in late 2014 and extra gross additions in the East (ATO zone) partially offset by disconnections of customers in Crimea due to the shutdown of the network in the region.

In 2014, our mobile ARPU in Ukraine decreased by 34.3% to US$3.1 compared to 2013 primarily due to a continued shift in customer base whereby the proportion of high-value and mid-value customers decreased from 2013, as well as an accelerated multi SIM adoption in the East (ATO zone). In functional currency terms, our mobile ARPU decreased by 5.1%.

In 2014, our mobile MOU in Ukraine increased by 1.4% to 508 from 501 in 2013, mainly due to higher usage by customers subscribed with bundled offers.

Our mobile churn rate in Ukraine in 2014 decreased to 24.9% compared to 35.3% in 2013 as a result of a successful customer relationship management program that offset the negative effect of increased churn resulting from inactive customers in Crimea.

As of December 31, 2014, we had approximately 0.8 million fixed-line broadband customers in Ukraine, compared to approximately 0.8 million as of December 31, 2013. The increase of 6.8% was due to our sales efforts towards the promotion of broadband internet.

Kazakhstan

Results of operations in US$

	Year ended December 31,			‘14 – ‘15 % change	‘14 – ‘15 % change functional	‘13 – ‘14%	‘13 – ‘14 % change functional
	2015	2014	2013	US$	currency	change US$	currency
	(In millions of US dollars)
Service revenue	593	754	838	(21)%	(7)%	(10)%	6%
Sale of equipment and accessories	4	—	—	—	0%	0%	0%
Other revenue	1	1	1	0%	0%	0%	0%

Total operating revenue	598	755	839	(21)%	(5)%	(10)%	5%

Operating expenses
Service costs	131	180	213	(27)%	(11)%	(15)%	0%
Cost of equipment and accessories	6	5	9	31%	85%	(44)%	(33)%
Selling, general and administrative expenses	185	221	227	(17)%	(1)%	(2)%	14%

Adjusted EBITDA	276	349	390	(21)%	(7)%	(11)%	5%

Results of operations in KZT

	Year ended December 31,
	2015	2014	2013
	(In billions of KZT)
Service revenue	127	135	128
Sale of equipment and accessories	1	—	—
Other revenue	—	—	—

Total operating revenue	128	135	128

Operating expenses
Service costs	29	32	32
Cost of equipment and accessories	2	1	1
Selling, general and administrative expenses	39	40	35

Adjusted EBITDA	58	62	60

Certain Performance Indicators

	Year ended December 31,
	2015	2014	2013
Mobile
Customers (end of the period; in millions)	9.5	9.8	9.2
ARPU in USD	4.4	5.8	7.1
ARPU in KZT	924	1,045	1,083
MOU in minutes	285	309	290
Annual churn (as a percentage)	54.6	50.5	48.6
Broadband customers (end of the period; in millions)	5.0	5.4	5.2
Fixed-Line
Broadband customers (end of the period; in millions)	0.2	0.2	0.2

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Our Kazakhstan total operating revenue decreased by 21% to US$598 million in 2015 from US$755 million in 2014. Our Kazakhstan total operating revenue consists of revenue from providing both mobile and fixed-line services. In functional currency terms, our Kazakhstan total operating revenue in 2015 was 5% lower compared to 2014.

Mobile Revenue

In our Kazakhstan segment, revenue from mobile services decreased by 23% to US$518 million in 2015 from US$673 million in 2014, due to heavy local currency devaluation, economic turbulence, strong competition and a decrease in the MTR rate. In functional currency terms, our Kazakhstan revenue from mobile services in 2015 was 9% lower compared to 2014.

In 2015, we generated US$291 million of our Kazakhstan segment service revenue from mobile voice services (i.e., airtime charges from mobile prepaid and postpaid customers, including monthly contract fees and roaming fees, and roaming fees received from other mobile service operators for providing roaming services to their customers), or 56% of the total mobile operating revenue in our Kazakhstan segment, compared to US$420 million, or 62% of the total mobile operating revenue in our Kazakhstan segment, in 2014. In U.S. dollar terms, our service revenue from airtime charges decreased by 31%, while in functional currency terms it decreased by 19%, in 2015 compared to 2014, mainly due to heavy local currency devaluation, economic turbulence, and tough competition.

In 2015, we generated US$86 million of our Kazakhstan segment service revenue from interconnect fees or 17% of the total mobile operating revenue in our Kazakhstan segment, compared to US$109 million, or 16% of the total mobile operating revenue in our Kazakhstan segment, in 2014. In U.S. dollar terms, our mobile service revenue from interconnect fees decreased by 21% in 2015 compared to 2014, while in functional currency terms, it decreased by 3%. This decrease was primarily due to local currency devaluation and a decrease to the MTR rate of 29%.

In 2015, we generated US$142 million of our Kazakhstan segment service revenue from VAS, including data revenue, or 27% of the total mobile operating revenue in our Kazakhstan segment, compared to US$144 million, or 21% of the total mobile operating revenue in the Kazakhstan segment, in 2014. In U.S. dollar terms, our mobile service revenue from VAS decreased by 2% in 2015 compared to 2014, primarily due to local currency devaluation, while in functional currency terms, it increased by 17% due to usage stimulation and data quality perception improvement.

Our Kazakhstan total mobile operating revenue also included revenue from sales of equipment and accessories and other revenue. During 2015, revenue from sales of equipment and accessories and other revenue in our Kazakhstan segment increased to US$2 million mainly due to retail business consolidation (KAZEUROMOBILE LLP, the joint venture over which we obtained control in September 2015).

Fixed-line Revenue

Our Kazakhstan total operating revenue from fixed-line services decreased by 8% to US$75 million in 2015 from US$81 million in 2014. The decrease was primarily due to local currency devaluation. However in functional currency total operating revenue from fixed-line service increased by 11% also due to devaluation effect, increase in traffic and increase in APPM.

In 2015, US$35 million of Kazakhstan fixed-line revenue was generated from our wholesale operations and US$40 million from residential and FTTB operations. Revenue from residential and FTTB operations decreased by 8%, in U.S. dollar terms, and increased by 11%, in functional currency terms, compared to 2014, mainly driven by the YoY growth in customers and revenue from wholesale operations decreased by 9%, in U.S. dollar terms, and increased by 11%, in functional currency terms, compared to 2014 as a result of growth in traffic revenue.

Adjusted EBITDA

Our Kazakhstan adjusted EBITDA decreased by 21% to US$276 million in 2015 compared to US$349 million in 2014. In functional currency terms, our Kazakhstan adjusted EBITDA decreased by 7% in 2015, primarily due to revenue decline. In functional currency terms, our Kazakhstan adjusted EBITDA margin was 45.5% in 2015, which was 0.7 percentage points lower than in 2014.

Certain Performance Indicators

As of December 31, 2015, we had approximately 9.5 million mobile customers in our Kazakhstan segment, representing a decrease of 3% from approximately 9.8 million mobile customers as of December 31, 2014. The decrease in our customer base in Kazakhstan was a result of strong competition in the market.

As of December 31, 2015, we had approximately 5.2 million broadband customers in Kazakhstan, consisting of approximately 5.0 million mobile broadband and 0.2 million fixed-line broadband customers, compared to approximately 5.4 million mobile broadband customers and approximately 0.2 million fixed-line broadband customers as of December 31, 2014. The decrease was mainly due to strong competition in the market.

In 2015, our mobile ARPU in Kazakhstan decreased by 24% to US$4.4 compared to 2014, primarily due to local currency devaluation, MTR rate decrease and strong competition. In functional currency term, mobile ARPU in Kazakhstan decreased by 12%.

In 2015, our mobile MOU in Kazakhstan decreased by 8% to 285 from 309 in 2014, primarily due to tough competition and substitution of voice by data traffic.

In 2015, our mobile churn rate in Kazakhstan increased to 54.6% compared to 50.5% in 2014 due to strong competition in 2015.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Our Kazakhstan total operating revenue decreased by 10% to US$755 million in 2014 from US$839 million in 2013. Our Kazakhstan total operating revenue consists of revenue from providing both mobile and fixed-line services. In functional currency terms, our Kazakhstan total operating revenue in 2014 was 6% higher compared to 2013.

Mobile Revenue

In our Kazakhstan segment, revenue from mobile services decreased by 12%, in U.S. dollar terms, and increased by 4%, in functional currency terms, to US$673 million during 2014 from US$761 million in 2013, due to depreciation of the functional currencies in our operations, while in local currency our Kazakhstan segment continued to deliver solid performance supported by strong growth in mobile data revenue.

In 2014, we generated US$420 million of our service revenue from airtime charges in the Kazakhstan segment from mobile contract and prepaid customers (including monthly contract fees and roaming fees, and roaming fees received from other mobile service operators for providing roaming services to their customers), or 62% of the total mobile operating revenue in our Kazakhstan segment, compared to US$496 million, or 65% of the total mobile operating revenue, in 2013. The 15% decrease, in U.S. dollar terms, and 1% decrease, in functional currency terms, in 2014 compared to 2013 was mainly due to currency devaluation in Kazakhstan.

In 2014, we generated US$109 million of our mobile service revenue from interconnect fees in our Kazakhstan segment, or 16% of the total mobile operating revenue in our Kazakhstan segment, compared to US$139 million, or 18% of the total mobile operating revenue in our Kazakhstan segment, in 2013. The 22% decrease, in U.S. dollar terms, and 8%decrease, in functional currency terms, in 2014 compared to 2013 was due to currency devaluation in Kazakhstan, as well as a decrease of the MTR rate by 15% in Kazakhstan.

During 2014, we generated US$144 million of our mobile service revenue in our Kazakhstan segment from VAS, including data revenue, or 21% of the total mobile operating revenue in our Kazakhstan segment, compared to US$126 million, or 17% of the total mobile operating revenue in the Kazakhstan segment, in 2013. The 15% increase, in U.S. dollar terms, and 26% increase, in functional currency terms, in 2014 compared to 2013 was primarily due to significant increase of data revenue in the Kazakhstan market through usage stimulation and data quality perception improvement.

Fixed-line Revenue

Our Kazakhstan total operating revenue from fixed-line services increased by 5% to US$81 million in 2014 from US$77 million in 2013. In functional currency terms, our Kazakhstan total operating revenue from fixed-line services increased by 24%. The increase was primarily due to an increase in revenue from wholesale operations, which was partially offset by currency devaluation in Kazakhstan. In 2014, US$38 million of Kazakhstan fixed-line revenue was generated from our wholesale operations and US$43 million from residential and FTTB operations. Revenue from residential and FTTB operations decreased by 1% in U.S. dollar terms, and increased by 16% in functional currency terms, in comparison with 2013, while revenue from wholesale operations increased by 13%, in U.S. dollar terms, and 33% in functional currency terms, in comparison with 2013. Residential and FTTB operations revenue decreased primarily due to currency devaluation in Kazakhstan. Wholesale revenue increased primarily due to traffic growth.

Adjusted EBITDA

Our Kazakhstan adjusted EBITDA decreased by 11% to US$349 million during 2014 compared to US$390 million in 2013. In functional currency terms, our Kazakhstan adjusted EBITDA increased by 5% in 2014, primarily due to increased service revenue and cost optimization measures. In functional currency terms, our Kazakhstan adjusted EBITDA margin was 46.2% in 2014, which was 0.3 percentage points lower than in 2013.

Certain Performance Indicators

As of December 31, 2014, we had approximately 9.8 million mobile customers in our Kazakhstan segment, representing an increase of 7% from approximately 9.2 million mobile customers as of December 31, 2013. The increase in our customer base in Kazakhstan was a result of stable mobile customer base growth.

As of December 31, 2014, we had approximately 5.6 million broadband customers in Kazakhstan, consisting of approximately 5.4 million mobile broadband and 0.2 million fixed-line broadband customers, compared to approximately 5.2 million mobile broadband customers and approximately 0.2 million fixed-line broadband customers as of December 31, 2013. The increase was mainly due to an increase of mobile data users in line with our strategy in the Kazakhstan market as a result of active promotion of bundles, data usage offers and our sales efforts in this market.

In 2014, our mobile ARPU in Kazakhstan decreased by 6.0% to US$5.8 compared to 2013, primarily due to the depreciation of the Kazakhstan tenge against the U.S. dollar. In functional currency terms, mobile ARPU in Kazakhstan decreased by 3.0% due to a decline in voice revenue that was not fully offset by internet usage revenue following the implementation of bundled tariff plans.

In 2014, our mobile MOU in Kazakhstan increased by 7.0% to 309 from 290 in 2013, primarily due to the promotion of bundled offers.

In 2014, our mobile churn rate in Kazakhstan increased to 50.5% compared to 48.6% in 2013 due to increased competition.

Uzbekistan

Results of operations in US$

	Year ended December 31,			‘14 – ‘15 % change	‘14 – ‘15 % change functional	‘13 – ‘14%	‘13 – ‘14 % change functional
	2015	2014	2013	US$	currency	change US$	currency
	(In millions of US dollars)
Service revenue	710	717	671	(1)%	10%	7%	18%
Sale of equipment and accessories	1	1	2	26.8%	45%	(49%)	(53)%
Other revenue	—	—	—	—	—	—	—

Total operating revenue	711	718	673	(1)%	10%	7%	18%

Operating expenses
Service costs	61	61	87	(1)%	10%	(30)%	(23)%
Cost of equipment and accessories	1	1	3	39%	60%	(65)%	(59)%
Selling, general and administrative expenses	212	195	236	9%	21%	(18)%	(10)%

Adjusted EBITDA	437	461	347	5%	5%	33%	48%

Results of operations in UZS

	Year ended December 31,
	2015	2014	2013
	(In billions of UZS)
Service revenue	1,825	1,660	1,407
Sale of equipment and accessories	4	2	5
Other revenue	—	—	—

Total operating revenue	1,829	1,662	1,412

Operating expenses
Service costs	155	141	184
Cost of equipment and accessories	3	2	5
Selling, general and administrative expenses	547	453	504

Adjusted EBITDA	1,124	1,066	719

Certain Performance Indicators

	Year ended December 31,
	2015	2014	2013
Mobile
Customers (end of the period; in millions)	9.9	10.6	10.5
ARPU in USD	5.7	5.6	5.3
ARPU in UZS	14,710	12,944	11,143
MOU in minutes	528	523	471
Annual churn (as a percentage)	45.9	48.1	53.5
Broadband customers (end of the period; in millions)	4.7	5.5	5.5
Fixed-Line
Broadband customers (end of the period; in thousands)	9	13	11

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Our Uzbekistan total operating revenue decreased by 1.0% to US$711 million in 2015 from US$718 million in 2014. In functional currency terms, our Uzbekistan total operating revenue increased by 10.0%. Our Uzbekistan total operating revenue consists of revenue from providing mobile services as well as fixed-line services.

Mobile Revenue

In our Uzbekistan segment, revenue from mobile services decreased by 0.8% to US$706 million in 2015 from US$710 million in 2014, due to the reentry of MTS to the market and the entry of a new operator UzMobile. In functional currency terms, our revenue from mobile services for the Uzbekistan segment increased by 9.3% due to Beeline Uzbekistan price plans denominated in U.S. dollars.

In 2015, we generated US$704 million of our service revenue from airtime charges in the Uzbekistan segment from mobile contract and prepaid customers, including monthly contract fees and roaming fees, and roaming fees received from other mobile service operators for providing roaming services to their customers, or 99.8% of the total mobile operating revenue in our Uzbekistan segment, compared to US$710 million, or 99.8% of the total mobile operating revenue, in 2014. The 0.8% decrease in U.S. dollar terms during 2015 compared to 2014 was attributable to the reentry of MTS to the market and the entry of a new operator UzMobile. While 10.2% increase in functional currency terms due to Beeline Uzbekistan price plans denominated in U.S. dollars.

In 2015, we generated US$33 million of our mobile service revenue from interconnect fees in our Uzbekistan segment, or 4.6% of the total mobile operating revenue in our Uzbekistan segment, compared to US$25 million, or 3.6% of the total mobile operating revenue in our Uzbekistan segment, in 2014. The 22% increase in U.S. dollar terms in 2015 compared to 2014 was due to the entry of one new mobile operator and the re-entry of another. Additionally, 30.2% increase in functional currency terms also due to Beeline Uzbekistan price plans denominated in U.S. dollars.

In 2015, we generated US$156 million of our mobile service revenue in our Uzbekistan segment from VAS, including data revenue, or 22.1% of the total mobile operating revenue in our Uzbekistan segment, compared to US$149 million, or 21% of the total mobile operating revenue in the Uzbekistan segment, in 2014. In 2015 compared to 2014, this increased by 4.6% in U.S. dollar terms primarily due to focusing on increasing the number of regular smartphone data users. Additionally, 16.1% increase in functional currency terms also due to Beeline Uzbekistan price plans denominated in U.S. dollars.

Our Uzbekistan total mobile operating revenue also included revenue from sales of equipment and accessories and other revenue. In 2015, revenue from sales of equipment and accessories and other revenue in our Uzbekistan segment increased to US$1.3 million from US$1.1 million during 2014. The 26.8% increase in U.S. dollar terms and 45.4% increase in functional currency terms was mainly due to the promotion of smartphones sales.

Fixed-line Revenue

Our Uzbekistan total operating revenue from fixed-line services decreased by 27.3% to US$5.4 million in 2015 from US$6.8 million in 2014. In 2015, US$3.3 million of Uzbekistan fixed-line revenue was generated from our business operations, US$0.02 million from wholesale operations and US$1.1 million from residential and FTTB operations. Revenue from business operations, wholesale and residential and FTTB operations decreased by 18.2%, 49.5% and 32.7% in comparison with 2014, respectively, in U.S. dollar terms. In functional currency terms, fixed-line revenue from business operations, wholesale operations and residential and FTTB operations decreased by 9.2%, 43.5% and 25.5%, respectively. The decrease was primarily due to price competition from the main operator UzbekTelecom, resulting in decreased fixed-line customers for Beeline.

Adjusted EBITDA

Our Uzbekistan adjusted EBITDA decreased by 5.2% to US$437 million in 2015 compared to US$461 million in 2014. In functional currency terms, our Uzbekistan adjusted EBITDA increased by 5.4% in 2015 primarily due to an increase of revenue, which was attributable to the fact that Beeline Uzbekistan price plans were denominated in U.S. dollars. In functional currency terms, our Uzbekistan adjusted EBITDA margin was 61.5% in 2015, which was 2.7 percentage points lower than in 2014 primarily due to increase in tax per customer and legal costs.

Certain Performance Indicators

As of December 31, 2015, we had approximately 10 million mobile customers in our Uzbekistan segment, representing a decrease of 6.6% from approximately 10.6 million mobile customers as of December 31, 2014. The decrease in our customer base in Uzbekistan was a result of the entry of one new mobile operator and the re-entry of another.

As of December 31, 2015, we had approximately 4.7 million broadband customers in Uzbekistan, consisting of approximately 4.7 million mobile broadband and an insignificant number of fixed-line broadband customers, compared to approximately 5.5 million mobile broadband customers and an insignificant number of fixed-line broadband customers as of December 31, 2014. The decrease was mainly due to the entry of one new mobile operator and the re-entry of another.

In 2015, our mobile ARPU in Uzbekistan increased by 1.3% to US$5.7 compared to 2014, while in functional currency terms, mobile ARPU in Uzbekistan increased in 2015 by 13.6% compared to 2014 mainly due to growth of data ARPU driven by a higher usage of data.

In 2015, our mobile MOU in Uzbekistan increased by 0.1% to 528 from 523 in 2014 primarily due to the launch of offers with free traffic in exchange for top-up commitment.

In 2015, our mobile churn rate in Uzbekistan increased to 45.9% compared to 48.1% in 2014 mainly due to higher churn following monetization activities.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Our Uzbekistan total operating revenue increased by 6.7%, in U.S. dollar terms, to US$718 million in 2014 from US$673 million in 2013. In functional currency terms, our Uzbekistan total operating increased by 17.7%. Our Uzbekistan total operating revenue consists of revenue from providing both mobile services and fixed-line services.

Mobile Revenue

In our Uzbekistan segment, revenue from mobile services increased by 6.9% to US$710 million in 2014 from US$664 million during 2013, due to the launch of new marketing activities, including monetization. In functional currency terms, our revenue from mobile services increased by 18.1%.

In 2014, we generated US$710 million of our service revenue from airtime charges in the Uzbekistan segment from mobile contract and prepaid customers, including monthly contract fees and roaming fees, and roaming fees received from other mobile service operators for providing roaming services to their customers, or 99.8% of the total mobile operating revenue in our Uzbekistan segment, compared to US$664 million, or 98.6% of the total mobile operating revenue, in 2013. Service revenue from airtime charges increased during 2014 compared to 2013 by 7%, in U.S. dollar terms, and 18.1%, in functional currency terms, mainly due to the launch of new marketing activities, including monetization activities.

In 2014, we generated US$25 million of our mobile service revenue from interconnect fees in our Uzbekistan segment, or 3.6% of the total mobile operating revenue in our Uzbekistan segment, compared to US$32 million, or 4.8% of the total mobile operating revenue in our Uzbekistan segment, in 2013. Mobile service revenue from interconnect fees in our Uzbekistan segment decreased in 2014 compared to 2013 by 21% in U.S. dollar terms and by 12% in functional currency terms, mainly due to a one-time adjustment in 2014 relating to a contract with a local CDMA mobile operator as a result of a reduction of the contractual interconnect rate.

In 2014, we generated US$149 million of our mobile service revenue in our Uzbekistan segment from VAS, including data revenue, or 21% of the total mobile operating revenue in our Uzbekistan segment, compared to US$111 million, or 16.5% of the total mobile operating revenue in the Uzbekistan segment, in 2013. In 2014 compared to 2013, mobile service revenue from VAS in our Uzbekistan segment increased by 35% in U.S. dollar terms and by 49% in functional currency terms, primarily due to focusing on data users and increasing data usage.

Our Uzbekistan total mobile operating revenue also included revenue from sales of equipment and accessories and other revenue. In 2014, revenue from sales of equipment and accessories and other revenue in our Uzbekistan segment decreased to US$1.1 million from US$2.2 million in 2013. The 49.0% decrease in U.S. dollar terms, or 53.4% decrease in functional currency terms, was mainly due to lack of customer equipment.

Fixed-line Revenue

Our Uzbekistan total operating revenue from fixed-line services decreased by 9.5% to US$6.8 million in 2014 from US$7.6 million in 2013. In 2014, US$4 million of Uzbekistan fixed-line revenue was generated from our business operations, US$0.03 million from wholesale operations and US$1.6 million from residential and FTTB operations. In U.S. dollar terms, revenue from wholesale and residential and FTTB operations decreased by 77.7% and 16.1% in comparison with 2013, respectively, while revenue from business operations increased by 0.1% compared to 2013. In functional currency terms, fixed-line revenue from wholesale and residential and FTTB operations decreased by 75.0% and 7.6% in comparison with 2013, respectively, while revenue from business operations increased by 10.3% in comparison with 2013.

Adjusted EBITDA

Our Uzbekistan adjusted EBITDA increased by 33% to US$461 million during 2014 compared to US$347 million in 2013. In functional currency terms, our Uzbekistan adjusted EBITDA increased by 48%. Our Uzbekistan adjusted EBITDA margin was 64.2% in 2014, which was 12.6 percentage points higher than in 2013 primarily due to one-off adjustments related to a reclassification of capital expenditure item to operating expenditure in 2013.

Certain Performance Indicators

As of December 31, 2014, we had approximately 10.6 million mobile customers in our Uzbekistan segment, representing an increase of 0.9% from approximately 10.5 million mobile customers as of December 31, 2013. The increase in our customer base in Uzbekistan was a result of our market proposition as “The most attractive communication in the biggest network”.

As of December 31, 2014, we had approximately 5.5 million broadband customers in Uzbekistan, consisting of approximately 4.7 million mobile broadband and an insignificant number of fixed-line broadband customers, compared to approximately 5.5 million mobile broadband customers and an insignificant number of fixed-line broadband customers as of December 31, 2013.

In 2014, our mobile ARPU in Uzbekistan increased by 5.8% to US$5.6 compared to 2013, primarily due to traffic monetization activities and driven by growth of price per minute. In functional currency terms, our mobile ARPU in Uzbekistan increased by 16.2%.

In 2014, our mobile MOU in Uzbekistan increased by 11.0% to 523 from 471 in 2013 primarily due to promotion of bundled offers.

In 2014, our mobile churn rate in Uzbekistan decreased to 48.1% compared to 53.5% in 2013 due to price increasing activities of our main competitor UCell during first half of the year and on-net promotion actions of Beeline.

HQ and Others

Segmentation of Total Operating Revenue

	Year ended December 31,
	2015	2014	2013
	(In millions of US dollars)
Kyrgyzstan	164	178	192
Armenia	111	138	145
Tajikistan	118	142	148
Georgia	58	79	88
Laos	18	29	29
Intercompany eliminations and other(1)	(268)	(308)	(236)

Total	201	258	366

(1)	Intercompany eliminations and other include eliminations within the group.

Segmentation of Adjusted EBITDA

	Year ended December 31,
	2015	2014	2013
	(In millions of US dollars)
Kyrgyzstan	91	91	97
Armenia	40	46	57
Tajikistan	75	62	74
Georgia	10	20	27
Laos	5	10	9
HQ and Other	(1,511)	(403)	(336)

Total	(1,290)	(176)	(72)

(1)	HQ and Other include HQ related costs and eliminations within the group.

For a presentation of certain performance indicators for each of our countries of operation, see “Item 3. Key Information—A. Selected Financial Data—Selected Operating Data” in our 2014 Form 20-F.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Our HQ and Others total operating revenue decreased by 22% to US$201 million in 2015 from US$258 million in 2014. Our HQ and Others total operating revenue consists of revenue from providing mobile services as well as fixed-line services.

Adjusted EBITDA

Our HQ and Others adjusted EBITDA decreased to negative US$1,290 million in 2015 from negative US$176 million in 2014, primarily due to the provisions for investigations and other legal costs in Uzbekistan, as well as transformation costs and material exceptional adjustments incurred in 2015.

Certain Performance Indicators

As of December 31, 2015, we had approximately 6.2 million mobile customers in the HQ and Others segment, representing a decrease of 1.6% from approximately 6.3 million mobile customers as of December 31, 2014.

As of December 31, 2015, we had approximately 3.0 million broadband customers in the HQ and Others segment, consisting of approximately 2.9 million mobile broadband and 0.1 million fixed-line broadband customers, compared to approximately 2.9 million mobile broadband customers and approximately 0.1 million fixed-line broadband customers as of December 31, 2014.

Kyrgyzstan

In 2015, our mobile ARPU in Kyrgyzstan decreased by 11% to US$4.9 compared to US$ 5.5 in 2014. In functional currency terms, mobile ARPU in Kyrgyzstan increased by 7% in 2015 compared to 2014 primarily due to growth of interconnect revenue as a result of increased traffic and negative effect from Kyrgyz som to USD devaluation and a higher migration to Russia as a result of Kyrgyzstan joining the Eurasia Customs Union.

In 2015, our mobile MOU in Kyrgyzstan decreased by 4% to 281 from 293 in 2014 primarily due to a decrease in outbound traffic.

In 2015, our mobile churn rate in Kyrgyzstan increased to 67.6% compared to 65.7% in 2014 primarily due to the entrance of Kyrgyzstan into the Eurasia Custom Union and higher migration of population.

Armenia

In 2015, our mobile ARPU in Armenia decreased by 25.4% to US$4.9 compared to US$ 6.6 in 2014. In functional currency terms, mobile ARPU in Armenia decreased by 14.2% in 2015 compared to 2014 as a result of customer base cannibalization to new tariff plans and also new customer share growth in total base.

In 2015, our mobile MOU in Armenia decreased by 5.7% to 353 from 374 in 2014 driven by a lower outgoing off net MOU primarily as a result of traffic cannibalization to OTT and a high-level of multi-SIM usage.

In 2015, our mobile churn rate in Armenia decreased to 39.2% compared to 43.9% in 2014 due to active customer base growth and a focus on sales quality.

Tajikistan

In 2015, our mobile ARPU in Tajikistan decreased by 12.7% to US$8.1 compared to US$9.2 in 2014. In functional currency terms, mobile ARPU in Tajikistan increased by 9.2% in 2015 compared to 2014 due to local currency devaluation.

In 2015, our mobile MOU in Tajikistan increased by 1.7% to 291 from 286 in 2014 primarily due to the launch of bundled offers.

In 2015, our mobile churn rate in Tajikistan decreased to 76.8% compared to 77.1% in 2014 due to a change in strategy from “best price” to “best value”.

Georgia

In 2015, our mobile ARPU in Georgia decreased by 38.8% to US$3.0 from US$4.9 in 2014. In functional currency terms, mobile ARPU in Georgia decreased by 21.9% in 2015 compared to 2014 due to increased market competition in the mobile market in Georgia resulting in a reduction of prices for mobile services.

In 2015, our mobile MOU in Georgia increased by 3.1% to 235 from 228 in 2014 primarily due to increased bundle penetration.

In 2015, our mobile churn rate in Georgia decreased to 68.8% compared to 69.7% in 2014 due to the acquisition and the retention of high quality customers in a competitive market environment.

Laos

In 2015, our mobile ARPU in Laos increased by 1.9% to US$5.4 from US$5.3 in 2014.

In 2015, our mobile MOU in Laos decreased by 2.9% to 100 from 103 in 2014.

In 2015, our mobile churn rate in Laos increased to 119.0% compared to 94.6% in 2014.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Our HQ and Others total operating revenue decreased by 30% to US$258 in 2014 from US$366 million in 2013. Our HQ and Others total operating revenue consists of revenue from providing mobile services as well as fixed-line services.

Adjusted EBITDA

Our HQ and Others adjusted EBITDA decreased to negative US$176 million in 2014 from negative US$72 million in 2013, primarily due to the increase in professional consulting fees, legal fees, staff related expenses and Italy refinancing fees.

Certain Performance Indicators

As of December 31, 2014, we had approximately 6.3 million mobile customers in the HQ and Others segment, representing an increase of 3.3% from approximately 6.1 million mobile customers as of December 31, 2013.

As of December 31, 2014, we had approximately 3.0 million broadband customers in the HQ and Others segment, consisting of approximately 2.9 million mobile broadband and 0.1 million fixed-line broadband customers, compared to approximately 2.7 million mobile broadband customers and approximately 0.1 million fixed-line broadband customers as of December 31, 2013.

Kyrgyzstan

In 2014, our mobile ARPU in Kyrgyzstan decreased by 15.7% to US$5.5 from US$6.6 in 2013, primarily as a result of devaluation of local currency against the U.S. dollar. In functional currency terms, mobile ARPU in Kyrgyzstan slightly increased by 0.2% in 2014 compared to 2013 due to APPM erosion as a result of the promotion of bundles.

In 2014, our mobile MOU in Kyrgyzstan increased by 10.4% to 293 from 265 in 2013 primarily due to the promotion of bundled offers focused on increasing on-net MOU.

In 2014, our mobile churn rate in Kyrgyzstan remained high at 65.7% (compared to 65.6% in 2013) due to the high number of labor migrants.

Armenia

In 2014, our mobile ARPU in Armenia decreased by 6.7% to US$6.6 from US$7.1 in 2013 primarily as a result of devaluation of the Armenian dram against the U.S. dollar. In functional currency terms, mobile ARPU in Armenia decreased by 4.2% in 2014 compared to 2013 due to aggressive customers acquisition and on-net price abatement.

In 2014, our mobile MOU in Armenia increased by 10.2% to 374 from 339 in 2013, primarily due to the promotion of on-net bundles and unlimited offers.

In 2014, our mobile churn rate in Armenia decreased to 43.9% compared to 62.6% in 2013 due to our focus on high-quality customers.

Tajikistan

In 2014, our mobile ARPU in Tajikistan decreased by 7.4% to US$9.2 from US$10.0 in 2013, primarily due to price erosion caused by a highly competitive market with decreasing prices and a declining level of international interconnect revenue in the last quarter of 2014.

In 2014, our mobile MOU in Tajikistan increased by 5.9% to 286 from 270 in 2013 primarily supported by an increased level of local on-net traffic due to continuing promotion of price plans in the first three quarters of 2014 and an increased level of local off-net traffic due to the promotion of an off-net price plan launched in August of 2014.

In 2014, our mobile churn rate in Tajikistan remained high at 77.1% (compared to 77.9% in 2013) due to the lower number of labor migrants.

Georgia

In 2014, our mobile ARPU in Georgia decreased by 22.4% to US$4.9 from US$6.3 in 2013 primarily as a result of devaluation of the local currency against the U.S. dollar. In functional currency terms, mobile ARPU in Georgia decreased by 12.7% in 2014 compared to 2013 due to an adverse market trend of reducing prices as well as the technological gap (absence of 3G technology).

In 2014, our mobile MOU in Georgia decreased by 6.5% to 228 from 244 in 2013 primarily due to the high quantity of low-usage customers seeking low cost services in accordance with the company’s positioning as well as voice traffic partly migrating to OTT services.

In 2014, our mobile churn rate in Georgia decreased to 69.7% compared to 74.0% in 2013 due to the acquisition and the retention of high quality customers in a competitive market environment.

Laos

In 2014, our mobile ARPU in Laos decreased by 11.7% to US$5.3 from US$6.0 in 2013.

In 2014, our mobile MOU in Laos decreased by 2.8% to 103 from 106 in 2013.

In 2014, our mobile churn rate in Laos decreased to 94.6% compared to 102.6% in 2013.

Italy

Joint venture and discontinued operations

On August 6, 2015, we entered into an agreement with Hutchison, which owns indirectly 100% of Italian mobile operator 3 Italia, to form an equal joint venture holding company that will own and operate our telecommunications businesses in Italy. Completion of the transaction is subject to the satisfaction or waiver of certain conditions precedent, including obtaining regulatory approvals, and is expected to occur around the end of 2016. WIND Italy and 3 Italia will continue to operate separately pending completion. Pending completion, WIND Italy is accounted for as a discontinued operation. Following completion of the transaction, VimpelCom will no longer consolidate the financial results of WIND Italy, whose results will be calculated using the equity method. For more information, please see “—Recent Developments and Trends—Italy Joint Venture” and Note 6 to our audited consolidated financial statements included as Exhibit 99.1.

Although Italy is no longer a reportable segment subsequent to its classification as a discontinued operation in connection with the Italy Joint Venture, the following information is included for Italy because completion of the Italy Joint Venture has not occurred and Italy is a significant part of our business.

The Italy Joint Venture doesn’t have any impact on VimpelCom’s current liquidity, as liquidity available at WIND Italy level is not available to the company due to covenants in debt agreements. The Italy Joint Venture results in a reduction of the Net Debt/EBITDA ratio of the company and thereby increasing the capacity to increase the funding of the company within Net Debt/EBITDA covenant ratios, if and when needed.

Results of operations in US$

	Year ended December 31,				‘14 – ‘15 % change functional currency	‘13 – ‘14 % change US$	‘13 – ‘14 % change functional currency
	2015	2014	2013	‘14 – ‘15 % change US$
	(In millions of US dollars)
Service revenue	4,450	5,536	6,096	(19.6)%	(3.8)%	(9.2)%	(8.9)%
Sale of equipment and accessories	327	301	318	8.9%	30.4%	(5.3)%	(9.9)%
Other revenue	136	318	204	(57.3)%	(48.2)%	55.9%	55.8%

Total operating revenue	4,913	6,155	6,618	(20.2)%	(4.4)%	(7.0)%	(7.0)%

Operating expenses
Service costs	1,134	1,454	1,560	(22.0)%	(6.5)%	(6.8)%	(7.0)%
Cost of equipment and accessories	319	299	342	6.8%	28.0%	(12.6)%	(12.8)%
Selling, general and administrative expenses	1,582	1,986	2,118	(20.4)%	(4.6)%	(6.2)%	(6.3)%

Adjusted EBITDA	1,878	2,416	2,598	(22.3)%	(7.0)%	(7.0)%	(7.0)%

Results of operations in EUR

	Year ended December 31,
	2015	2014	2013
	(In millions of EUR)
Service revenue	4,007	4,166	4,577
Sale of equipment and accessories	296	227	252
Other revenue	125	240	154

Total operating revenue	4,428	4,633	4,983

Operating expenses
Service costs	1,022	1,093	1,175
Cost of equipment and accessories	288	225	258
Selling, general and administrative expenses	1,425	1,495	1,595

Adjusted EBITDA	1,693	1,820	1,955

Certain Performance Indicators

	Year ended December 31,
	2015	2014	2013
Mobile
Customers (end of period; in millions)	21.1	21.6	22.3
ARPU in USD	12.5	14.6	16.3
ARPU in EUR	11.3	11.3	12.3
MOU in minutes	269	264	237
Annual churn (in percentage)	29.2	31.4	36.6
Fixed
Broadband customers (end of period in millions)	2.3	2.2	2.2

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Our Italy total operating revenue was US$4,913 million during 2015, representing a decrease of 20.2% compared to US$6,155 million in 2014. In local currency terms, the total operating revenue decreased by 4.4%.

In our Italy segment, total operating revenue from services was US$4,450 million in 2015, representing a decrease of 19.6% compared to US$5,536 million in 2014 (in local currency terms, decreased by 3.8%). The decrease in service revenue in our Italy segment was mainly due to a decrease in voice services as a result of the difficult macroeconomic situation and the contraction of the market.

In 2015, we generated US$3,847 million of our service revenue from mobile and fixed-line telecommunication services, including revenue from, among others, traffic, roaming revenue from our customers travelling abroad, fees and contributions from our mobile and fixed-line (including internet) businesses, or 86.5% of our service revenue in our Italy segment, which decreased by 20.5% from US$4,837 million of revenue in 2014, or 87.4% of our service revenue in our Italy segment, in 2014 (in functional currency terms, decreased by 4.8%). The decrease was mainly due to the difficult macroeconomic situation and the contraction of the market, which was partially offset by WIND’s ability to maintain a stable mobile customer base and revenue from the development of new offers dedicated to internet navigation on mobile phones.

In 2015, we generated US$422 million of our service revenue from interconnection traffic, relating to incoming calls from other operators’ networks to our mobile and fixed-line networks, or 9.5% of our service revenue in our Italy segment, representing a decrease of 16.7% compared to US$506 of revenue in 2014, or 9.1% of the total operating revenue from services in 2014 (in functional currency terms, decreased by 0.3%). The decrease was due to the effect of the reduction of unit tariffs only partially offset by an increase in mobile traffic volume and by an increase in interconnection traffic from VAS.

In 2015, we generated US$138 million of our service revenue from other types of services, which mainly relate to leased lines and access fees charged to telecommunications operators and penalties charged to mobile and fixed-line customers, or 3.1% of our service revenue in our Italy segment, representing a decrease of 4.7% compared to US$145 million in 2014, or 2.6% of our service revenue. The decrease compared to 2014 is mainly due to the exchange rate impact. In functional currency terms, service revenue from other types of services increased by 15.7% over 2014 mainly due to services provided to MVNOs.

Our total operating revenue in our Italy segment also included revenue from sales of equipment, mainly relating to the sale of SIM cards, mobile and fixed-line phones and related accessories. In 2015, revenue from sales of equipment was US$327 million, representing an increase of 8.9% from US$301 million in 2014, which was primarily due to the increase in the sale of high-range terminals. In functional currency terms, revenue from sales of equipment increased by 30.4%.

In 2015, we generated US$136 million of our revenue in our Italy segment from the settlement of commercial disputes and penalties charged to suppliers, representing a decrease of 57.3% from US$318 million in 2014. In functional currency terms, the decrease of 48.2% was mainly due to higher proceeds from settlement recognized in 2014.

Adjusted EBITDA

Our Italy adjusted EBITDA decreased by 22.3% to US$1,878 million in 2015 from US$2,416 million in 2014 (in local currency terms, decreased by 7.0%); in addition to the effects described on total operating revenues, the decrease was due to higher costs 2015 related to the tower services agreement with Galata (following the sale by WIND Italy of 90% of the shares of Galata in the first quarter of 2015 (see “—Recent Developments and Trends—Network and Tower Sharing Agreements”)) and to certain restructuring costs related to organizational streamlining and optimization. In functional currency terms, adjusted EBITDA margin in 2015 in our Italy segment was 38.2%, which is 1.0 percentage points lower than the adjusted EBITDA margin in 2014.

Certain Performance Indicators

As of December 31, 2015, we had approximately 21.1 million mobile customers in Italy representing a decrease of 2.2% from approximately 21.6 million customers as of December 31, 2014. Our mobile customer base decrease in 2015 was in line with overall market contraction and mainly due to lower gross additions in the market coming from the more rational approach to promotions offered in 2015 by the main three operators.

In 2015, our mobile ARPU in Italy was stable at US$12.5 and in functional currency terms at EUR 11.3.

In 2015, our mobile MOU in Italy increased by 1.9% to 269 from 264 in 2014, primarily due to the increased diffusion in the market of bundles including free minutes for a fixed fee.

In 2015, our mobile churn rate in Italy decreased to 29.2% compared to 31.4% in 2014 as a result of a more rational approach to promotions offered in 2015 by the main three operators.

As of December 31, 2015, we had approximately 2.3 million fixed-line broadband customers in Italy, representing an increase of approximately 4.5% over the approximately 2.2 million mobile broadband customers as of December 31, 2014. The increase was mainly driven by the increased demand in Italy for broadband connections.

As of December 31, 2015, we had approximately 11.6 million mobile broadband customers in Italy, representing an increase of approximately 14.3% over the approximately 10.2 million mobile broadband customers as of December 31, 2014. The increase was mainly driven by the increased demand for data in mobility coupled with a higher diffusion of smartphones in the market.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Our Italy total operating revenue was US$6,155 million in 2014, representing a decrease of 7.0% compared to US$6,618 million in 2013. In functional currency terms, the total operating revenue also declined by 7.0%.

In our Italy segment, total operating revenue from services was US$5,536 million in 2014, representing a decrease of 9.2%, in U.S. dollar terms, compared to US$6,096 million in 2013. Total operating revenue from services decreased by 9.0% in functional currency terms. The decrease in service revenue in our Italy segment was mainly due to a decrease in voice services affected by the difficult macroeconomic situation and the contraction of the market.

In 2014, we generated US$4,837 million of our service revenue from mobile and fixed-line telecommunication services, including revenue from, among others, traffic, roaming revenue from our customers travelling abroad, fees and contributions from our mobile and fixed-line (including internet) businesses, or 87.4% of our service revenue in our Italy segment, which decreased by 9.6% from US$5,352 million of revenue in 2013, or 88.0% of our service revenue in our Italy segment, in 2013. The decrease was mainly due to a difficult macroeconomic situation and the contraction of the market, which was partially offset by WIND’s ability to maintain a stable mobile customer base and revenue from the development of new offers dedicated to internet navigation on mobile phones.

In 2014, we generated US$506 million of our service revenue from interconnection traffic, relating to incoming calls from other operators’ networks to our mobile and fixed-line networks, or 9.1% of our service revenue in our Italy segment, representing a decrease of 4.6% compared to US$530 million of revenue in 2013, or 8.7% of the total operating revenue from services in 2013. In functional currency terms, the service revenue from interconnection traffic decreased by 4.6% from 2014 to 2013. The decrease is due to the effect of the reduction of unit tariffs set by Autorità per le Garanzie nelle Comunicazioni (the Italian Communications Authority or “AGCOM”).

In 2014, we generated US$145 million of our service revenue from other types of services, which mainly relate to leased lines and access fees charged to telecommunications operators and penalties charged to mobile and fixed-line customers, or 2.6% of our service revenue in our Italy segment, representing a decrease of 8.9% compared to US$159 million in 2013, or 2.6% of our service revenue. In functional currency terms, the service revenue from other types of services decreased by 12.0% from 2014 to 2013. The decrease compared to 2013 was mainly due to lower revenue from co-marketing activities.

Our total operating revenue in our Italy segment also included revenue from sales of equipment, mainly relating to the sale of SIM cards, mobile and fixed-line phones and related accessories. In 2014, revenue from sales of equipment was US$301 million, representing a decrease of 5.3% from US$318 million in 2013. In functional currency terms, the revenue from sales of equipment decreased by 9.9% from 2014 to 2013. This decrease was primarily due to the decrease in the sale of mobile telephone handsets, which is only partially offset by a shift of sales towards higher-priced devices.

In 2014, we generated US$318 million of our revenue in our Italy segment from the settlement of commercial disputes and penalties charged to suppliers, representing an increase of 55.9% from US$204 million in 2013. In functional currency terms, our revenue from the settlement of commercial disputes and penalties increased by 56.1% in 2014 compared to 2013. The increase was mainly due to the revisions of estimates made in previous years and to the effects related to the higher proceeds from settlement of disputes with some suppliers.

Adjusted EBITDA

Our Italy adjusted EBITDA decreased by 7.0% to US$2,416 million during 2014 from US$2,598 million during 2013, primarily due to lower revenue, compensated by lower selling, general and administrative expenses as a result of our cost efficiency project initiatives and tight cost control measures. In functional currency terms, adjusted EBITDA margin in 2014 in our Italy segment was 39.3%, which is 0.3 percentage points above the adjusted EBITDA margin in 2013.

Certain Performance Indicators

As of December 31, 2014, we had approximately 21.6 million customers in Italy representing a decrease of 3.1% from approximately 22.3 million customers as of December 31, 2013. Our mobile customer decrease in 2014 was mainly due to lower gross additions in the market coming from the more rational approach to promotions developed in 2014 by the main three operators.

In 2014, our mobile ARPU in Italy decreased by 8.3% to EUR 11.3 from EUR 12.3 in 2013 in functional currency terms. In U.S. dollar terms, our mobile ARPU decreased by 10.4%. The decrease in ARPU was primarily as a result of a decline in voice revenue due to the cannibalization following high competition on prices in 2013.

In 2014, our mobile MOU in Italy increased by 11.5% to 264 from 237 in 2013, primarily due to the continued promotion of bundled offers which include minutes of voice traffic, SMS and mobile internet connectivity.

In 2014, our mobile churn rate in Italy decreased to 31.4% compared to 36.6% in 2013 as a result of the more rational approach to promotions developed in 2014 by the main three operators.

As of December 31, 2014, and 2013 we had approximately 2.2 million fixed-line broadband customers in Italy. The number did not change due to the new strategy focused on higher margin customers and less expensive pull sales channels.

As of December 31, 2014, we had approximately 10.2 million mobile broadband customers in Italy, representing an increase of approximately 22.9% over the approximately 8.3 million mobile broadband customers as of December 31, 2013. The increase was mainly driven by WIND’s new campaigns based on “All Inclusive” package offerings coupled with value for money plans and the increased diffusion in the market of smartphones.

Liquidity and Capital Resources

Consolidated Cash Flow Summary

The following table shows our cash flows for the years ended December 31, 2015, 2014 and 2013 (in millions of U.S. dollars):

	Year ended December 31,
	2015	2014	2013
Consolidated Cash Flow
Net cash flows from operating activities	2,033	5,279	6,351
from continuing operations	1,104	4,613	5,033
from discontinued operations	929	666	1,318
Net cash / (used in) investing activities	(2,634)	(3,977)	(4,213)

from continuing operations	(2,494)	(2,993)	(3,161)
from discontinued operations	(140)	(984)	(1,052)

Net cash from / (used in) financing activities	(1,439)	1,329	(2,575)
from continuing operations	(732)	2,007	(2,333)
from discontinued operations	(707)	(678)	(242)

During the years ended December 31, 2015, 2014 and 2013, we generated positive cash flow from our operating activities and negative cash flow from investing activities. Cash flow used in financing activities was negative during 2015, positive during 2014 and negative during 2013. The negative cash flow from financing activities during 2015 was mostly due to repayment of existing borrowings during 2015, partially offset by cash flows from new loans and bonds issues during 2015 and proceeds received from the completion of the transaction in Algeria. The positive cash flow from financing activities during 2014 was mostly due to an increase in cash flows from new loans and bonds issued during 2014, partially offset by repayments of our existing facilities and dividend payments to our shareholders and non-controlling interest. The negative cash flow used in financing activities during 2013 was mostly due to payments of dividends to equity holders partially financed by conversion of preferred shares into ordinary shares.

As of December 31, 2015, we had negative working capital of US$156 million, compared to negative working capital of US$938 million as of December 31, 2014 and negative working capital of US$2,815 million as of December 31, 2013. Working capital is defined as current assets less current liabilities. The change in our working capital as of December 31, 2015 compared to December 31, 2014 was mainly due to the classification of Italy as held for sale and the additional provisions relating to the investigations and other legal costs. The change in our working capital as of December 31, 2014 compared to December 31, 2013 was mainly due to an increase in cash and cash equivalents to finance repayment of borrowings, decrease in trade payables and provisions due to currency translation and our efforts to manage trade receivables in 2014.

Our working capital is monitored on a regular basis by management. Our management expects to repay our debt as it becomes due from our operating cash flows or through additional borrowings. Current financial liability payments are split during the twelve-month period following December 31, 2015, and the majority of our current financial liabilities will become due fairly evenly during the year 2016. Our management expects to make these payments as they become due. Although we have a negative working capital, our management believes that our cash balances and available credit facilities are sufficient to meet our present requirements.

Operating Activities

During 2015, net cash flows from operating activities were US$2,033 million, a 61% decrease from the US$5,279 million of net cash flows from operating activities during 2014. The decrease in net cash flows from operating activities was primarily due to lower cash generated by our operations impacted by local currencies devaluation partially offset by lower interest paid during 2015.

During 2014, net cash flows from operating activities were US$5,279 million, a 16.9% decrease over the US$6,351 million of net cash flows from operating activities during 2013. The decrease in net cash flows from operating activities was primarily due to lower cash generated by our operations impacted by local currencies devaluation partially offset by lower income tax payments due to lower profits earned.

Investing Activities

Our investing activities included payments related to the purchase of equipment, frequency permissions and licenses, capitalized customer acquisition costs, software and other assets as a part of the ongoing development of our mobile networks and fixed-line business. During 2015, our total payments for purchases of property and equipment, intangible assets, software and other assets were approximately US$2,207 million compared to US$3,501 million during 2014. The decrease was primarily due to the local currencies devaluations against the U.S. dollar as the majority of the purchases are performed in local currencies. In addition, we have placed on deposit with financial institutions US$361 million and recorded US$140 million of cash outflows from discontinued operations during 2015. See also “Acquisitions and Dispositions” below.

During 2014, our total payments for purchases of property and equipment, intangible assets, software and other assets were approximately US$3,501 million compared to US$2,903 million during 2013. The increase was primarily due to increase in capital expenditures due to investment in high-speed data networks. In addition, we received net proceeds of US$328 million from our deposits and other financial assets, US$110 million as the proceeds from sale of all of our debt and equity interest in Wind Canada, net cash of US$69 million from disposal of our subsidiaries, US$21 million as the proceeds from sale of our property, equipment and intangible assets, US$39 million as cash inflow from financial assets, US$2 million received as dividends, offset by US$23 million of cash outflows for loans granted during 2014 and by US$984 million of cash outflows from discontinued operations during 2014.

Acquisitions and Dispositions

For information regarding our acquisitions and dispositions, see Note 6 to our audited consolidated financial statements included as Exhibit 99.1.

Financing Activities

During 2015, we repaid approximately US$4,840 million of indebtedness and raised approximately US$2,052 million, which amounts are excluding the financing activities in relation to our operations in Italy, following the classification of WIND Italy as a discontinued operation in connection with the Italy Joint Venture. As of December 31, 2015, the principal amounts of our external indebtedness for bank loans, bonds, equipment financing, and loans from others amounted to approximately US$9.5 billion, compared to US$26.4 billion as of December 31, 2014. The decrease of the principal amounts of our external indebtedness is mainly the result of classifying our Italian operations as discontinued operations, the net repayment of indebtedness and foreign exchange revaluations.

During 2014, we repaid approximately US$3,765 million of indebtedness and raised approximately US$5,859 million, which amounts are excluding the financing activities in relation to our operations in Italy, following the classification of WIND Italy as a discontinued operation in connection with the Italy Joint Venture.

Information about our indebtedness is presented below. Many of the agreements relating to this indebtedness contain various covenants, including financial covenants relating to our financial performance or financial condition, as well as negative pledges, compliance with laws requirements, and restrictions on mergers, acquisitions and certain asset disposals, as subject to agreed exceptions. In addition, certain of these agreements subject our subsidiaries to restrictions on their ability to pay dividends, make loans or repay debts to us. Our financing agreements have various customary events of default which can be triggered by events including non-payment, breach of applicable covenants, loss of certain mobile licenses, non-payment cross-default, cross-acceleration, certain judgment defaults, certain material adverse events and certain insolvency events. Some of our financing agreements also contain “change of control” provisions that may allow the lenders to cancel the facility or to require us to make a prepayment if a person or group of persons (with limited exclusions) acquire beneficial or legal ownership of or control over more than 50.0% of VimpelCom’s share capital.

For additional information on our outstanding indebtedness, please refer to the notes to our audited consolidated financial statements included as Exhibit 99.1. For information relating to our financing activities in 2015, and the period subsequent to December 31, 2015, see Note 17 and Note 27, respectively, to our audited consolidated financial statements included as Exhibit 99.1. For a description of some of the risks associated with certain of our indebtedness, please refer to the sections of the 2014 Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Substantial amounts of indebtedness and debt service obligations could materially decrease our cash flow, adversely affect our business and financial condition and prevent us from raising additional capital,” “—We may not be able to raise additional capital,” and “—A disposition by one or both of our strategic shareholders of their respective stakes in VimpelCom or a change in control of VimpelCom could harm our business.”

The following table provides a summary of our outstanding indebtedness with an outstanding principal balance exceeding US$30.0 million as of December 31, 2015, excluding our indebtedness in relation to our operations in Italy, following the classification of WIND Italy as a discontinued operation in connection with the Italy Joint Venture.

Borrower	Type of debt/original lender	Interest rate	Outstanding debt (in millions)	Maturity date	Guarantor	Security
VimpelCom Holdings	Notes	6.2546%	US$348.6	March 1, 2017	PJSC VimpelCom	None

VimpelCom Holdings	Notes	7.5043%	US$1,280.0	March 1, 2022	PJSC VimpelCom	None

VimpelCom Holdings	Notes	9.00%	US$164.6 (RUB 12,000.0)	February 13, 2018	PJSC VimpelCom	None

VimpelCom Holdings	Notes	5.20%	US$571.1	February 13, 2019	PJSC VimpelCom	None

VimpelCom Holdings	Notes	5.95%	US$982.9	February 13, 2023	PJSC VimpelCom	None

VimpelCom Amsterdam	Loan from China Development Bank Corp.	6 month LIBOR plus 3.30%	US$415.2	December 21, 2020	PJSC VimpelCom	None

VimpelCom Amsterdam	Loan from HSBC Bank plc	1.72%	US$222.3	July 31, 2022	EKN, PJSC VimpelCom	None

VimpelCom Amsterdam	Loan from AO “Alfa-Bank”	1 month LIBOR plus 3.25%	US$500.0	April 17, 2017	VimpelCom Holdings	None

VimpelCom Amsterdam	Loan from AO “Alfa-Bank”	1 month LIBOR plus 3.25%	US$500.0	May 3, 2017	VimpelCom Holdings	None

PJSC VimpelCom	Loan from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.)	8.25%	US$265.8	May 23, 2016	None	None

PJSC VimpelCom	Loan from VIP Finance Ireland Limited (funded by the issuance of loan participation notes by VIP Finance Ireland)	9.125%	US$499.1	April 30, 2018	None	None

PJSC VimpelCom	Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	6.493%	US$264.3	February 2, 2016	None	None

PJSC VimpelCom	Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	7.748%	US$650.6	February 2, 2021	None	None

Borrower	Type of debt/original lender	Interest rate	Outstanding debt (in millions)	Maturity date	Guarantor	Security
PJSC VimpelCom	RUB denominated bonds	10.00%	US$206.5 (RUB 15,051.6)	March 8, 2022(1)	None	None

PJSC VimpelCom	RUB denominated bonds	11.90%	US$343.0 (RUB 25,000.0)	October 3, 2025(2)	None	None

PJSC VimpelCom	Loan from Sberbank	12.75%(3)	US$602.7 (RUB 43,928.5)	April 11, 2018	None	None

PJSC VimpelCom	Loan from Sberbank	12.75%(4)	US$228.7 (RUB 16,666.7)	May 29, 2017	None	None

PJSC VimpelCom	Loan from HSBC Bank plc, Nordea Bank AB (publ)	3 month MosPRIME plus 1.00%	US$43.8 (RUB 3,189.5)	April 30, 2019	EKN	None

PMCL	Syndicated loan via MCB Bank Limited	3 month KIBOR plus 1.25%	US$38.2 (PKR4,000.0)	November 28, 2017	None	Certain assets of PMCL(5)

PMCL	Syndicated loan via MCB Bank Limited	6 month KIBOR plus 1.25%	US$66.8 (PKR7,000.0)	May 16, 2019	None	Certain assets of PMCL(5)

PMCL	Loan from Habib Bank Limited	6 month KIBOR plus 1.15%	US$43.0 (PKR4,500.0)	May 16, 2019	None	Certain assets of PMCL(5)

PMCL	Loan from United Bank Limited	6 month KIBOR plus 1.10%	US$38.2 (PKR4,000.0)	May 16, 2021	None	Certain assets of PMCL(5)

PMCL	Sukuk Certificates	3 month KIBOR plus 0.88%	US$65.9 (PKR6,900.0)	December 22, 2019	None	Certain assets of PMCL(5)

PMCL	Syndicated loan via Allied Bank Limited	6 month KIBOR plus 1.00%	US$34.6 (PKR3,618.8)	November 26, 2018	None	Certain assets of PMCL(5)

Banglalink	Senior Notes	8.625%	US$300.0	May 6, 2019	None	None

OTA	Syndicated Loan Facility	Bank of Algeria Re-Discount Rate plus 2.00%	US$466.8 (DZD50,000.0)	September 30, 2019	None	Dividend assignment

Other loans, equipment financing and capital lease obligations	—	—	US$400.9	—	—	—

(1)	These bonds are subject to an investor put option at March 17, 2017.
(2)	These bonds are subject to an investor put option at October 13, 2017.
(3)	The fixed interest rate applicable to these loans ranges from 9.0% to 14.0% depending on certain conditions set out in the agreements.
(4)	The fixed interest rate applicable to these loans ranges from 10.75% to 14.0% depending on certain conditions set out in the agreements.
(5)	Charges over moveable fixed assets, receivables, cash balances, investments, cash collections and book debts.

Discontinued operations

The following table provides a summary of our outstanding indebtedness with an outstanding principal balance exceeding US$30.0 million as of December 31, 2015 in relation to our operations in Italy, following the classification of WIND Italy as a discontinued operation in connection with the Italy Joint Venture. WIND Italy Group indebtedness is paid from cash flow generated by WIND Italy businesses, and VimpelCom Ltd. and other members of the VimpelCom Group have no obligations to make any payments on any WIND Italy Group indebtedness:

Borrower	Type of debt/original lender	Interest rate	Outstanding debt (in millions)	Maturity date	Guarantor	Security
WIND Telecomunicazioni S.p.A.	Senior facilities				All tranches:	All tranches:

	Deutsche Bank A.G., Credit Suisse A.G., Banca IMI S.p.A, BNP Paribas, the Royal Bank of Scotland, Citigroup, Crédit Agricole Corporate and Investment Bank, Goldman Sachs International, J.P. Morgan plc, Morgan Stanley Bank International Limited, Natixis, S.A. and UniCredit S.p.A., with Banca Nazionale del Lavora S.p.A., Gruppo BNP Paribas, Crédit Agricole Corporate and Investment Bank, Milan Branch, and The Royal Bank of Scotland plc, Milan Branch, as Original Lenders	EURIBOR + 4.25%	US$760.0 (€700.0)	November 26, 2019	WIND Italy	Shares in WIND Italy

WIND Acquisition Finance S.A.	Senior Secured Notes	3 month EURIBOR plus 5.25%	US$162.9 (€150.0)	April 30, 2019	WIND Italy	Shares in WIND Italy and Wind Acquisition Finance S.A.

WIND Acquisition Finance S.A.	Senior Secured Notes	6.50%	US$550.0	April 30, 2020	WIND Italy	Shares in WIND Italy and Wind Acquisition Finance S.A.

WIND Acquisition Finance S.A.	Senior Notes	7.00%	US$1,900.1 (€1,750.0)	April 23, 2021	WIND Italy	Shares in WIND Italy (2nd priority)

WIND Acquisition Finance S.A.	Senior Notes	7.375%	US$2,800.0	April 23, 2021	WIND Italy	Shares in WIND Italy (2nd priority)

WIND Acquisition Finance S.A.	Senior Secured Notes	4.00%	US$2,687.3 (€2,475.0)	July 15, 2020	WIND Italy	Shares in WIND Italy and Wind Acquisition Finance S.A.

WIND Acquisition Finance S.A.	Senior Secured Notes	4.75%	US$1,900.0	July 15, 2020	WIND Italy	Shares in WIND Italy and Wind Acquisition Finance S.A.

WIND Acquisition Finance S.A.	Senior Secured Notes	3 month EURIBOR plus 4.00%	US$624.3 (€575.0)	July 15, 2020	WIND Italy	Shares in WIND Italy and Wind Acquisition Finance S.A.

WIND Acquisition Finance S.A.	Senior Secured Notes	3 month EURIBOR plus 4.125%	US$434.3 (€400.0)	July 15, 2020	WIND Italy	Shares in WINDItaly and Wind Acquisition Finance S.A.

Other loans, equipment financing and capital lease obligations	—	—	US$18.9	—	—	—

We may from time to time seek to purchase our outstanding debt through cash purchases and/or exchanges for new debt securities in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Cash and deposits subject to currency and contractual restrictions

As of December 31, 2015, the cash and deposits balances in Uzbekistan of US$750 million and Ukraine of US$4 million were restricted from repatriation due to local government or central bank regulations. As part of the closing of the transaction and settlement with the Algerian Government on January 30, 2015, the foreign exchange and import restrictions put in place by the Bank of Algeria against OTA on April 15, 2010 prohibiting the repatriation of cash balances in Algeria were lifted. Algerian foreign exchange regulations continue, however, to require strict regulatory approval before a company can engage in certain foreign exchange transactions. Bangladesh has similar requirements. For more information about the currency restrictions in our countries of operation, see “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We are exposed to foreign currency exchange loss and currency fluctuation and convertibility risks,” “—Risks Related to Our Business—As a holding company, VimpelCom depends on the performance of its subsidiaries” and “—Risks Related to Our Markets—The banking systems in many countries in which we operate remain underdeveloped, there are a limited number of creditworthy banks in these countries with which our company can conduct business and currency control requirements restrict activities in certain markets in which we have operations” in our 2014 Form 20-F, as well as Notes 21 and 26 to our audited consolidated financial statements included as Exhibit 99.1.

For more information on the Algeria Transaction, please see the section of this Exhibit 99.2 entitled “—Recent Developments and Trends—Algeria Transaction and Settlement” and Note 6 to our audited consolidated financial statements included as Exhibit 99.1.

Certain of the agreements relating to our indebtedness subject our subsidiaries to restrictions on their ability to pay dividends, make loans or repay debts to us. For additional information on our indebtedness, please see “—Financing Activities” and the notes to our audited consolidated financial statements included as Exhibit 99.1. For a description of some of the risks associated with certain of our indebtedness, please see “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Substantial amounts of indebtedness and debt service obligations could materially decrease our cash flow, adversely affect our business and financial condition and prevent us from raising additional capital,” and “—We may not be able to raise additional capital” in our 2014 Form 20-F.

Earnings subject to indefinite investment

During 2015, we recorded a deferred tax liability of US$45 million relating to the tax effect of our undistributed profits that will be distributed in the foreseeable future, primarily in relation to our Russian operations. The undistributed earnings of our foreign subsidiaries (outside the Netherlands) which are indefinitely invested and that will not be distributed in the foreseeable future, amounted to approximately US$8,239 million as of December 31, 2015. For more information, please see Note 11 to our audited consolidated financial statements included as Exhibit 99.1.

Future Liquidity and Capital Requirements

Telecommunications service providers require significant amounts of capital to construct networks and attract customers. In the foreseeable future, our further expansion will require significant investment activity, including the purchase of equipment and possibly the acquisition of other companies.

Our capital expenditures include purchases of new licenses, equipment, new construction, upgrades, software, other long lived assets and related reasonable costs incurred prior to intended use of the noncurrent assets, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations are not included in capital expenditures. During 2015, our capital expenditures were approximately US$2,034 million (including US$2,006 million in our operating companies and US$28 million in our HQ and Other segment) compared to approximately US$3,229 million during 2014 and approximately US$3,019 million during 2013, in each case, excluding capital expenditures in Italy. The decrease in capital expenditures in 2015 compared to 2014 was primarily due to depreciation of local currency against U.S. dollar.

The decrease in capital expenditures in 2014 compared to 2013 was due to a decrease in investments in Russia, and Eurasia due to slow down in 4G/LTE network roll out, offset by the further roll out of the mobile networks in Algeria, Bangladesh and Pakistan and acquisition of our 3G license in Pakistan.

We expect that our capital expenditures in 2016 will mainly consist of the maintenance of our existing networks as well as the increase of capacity due to data traffic growth and 3G and 4G/LTE roll outs. In the years ended December 31, 2015, 2014 and 2013, our capital expenditures were 18.2%, 21.7%, and 19.1% of our consolidated total operating revenue, respectively. The actual amount of our capital expenditures (excluding acquisitions and payment for licenses) for 2016 will depend on market development and our performance.

Our management anticipates that the funds necessary to meet our current capital requirements and those to be incurred in the foreseeable future (including with respect to any possible acquisitions) will come from:

•	cash we currently hold;

•	operating cash flows;

•	export credit agency guaranteed financing;

•	borrowings under bank financings, including credit lines currently available to us;

•	syndicated loan facilities; and

•	debt financings from international and local capital markets.

As of the date of this post-effective amendment to our registration statement on Form F-3, we had an undrawn amount of US$3,001 million under existing credit facilities (excluding credit facilities in Italy). For more information on our existing undrawn credit facilities, please see Note 5 to our audited consolidated financial statements included as Exhibit 99.1.

Our management expects positive cash flows from operations will continue to provide us with internal sources of funds. The availability of external financing is difficult to predict because it depends on many factors, including the success of our operations, contractual restrictions, availability of guarantees from export credit agencies, the financial position of international and local banks, the willingness of international banks to lend to our companies and the liquidity of international and local capital markets. The actual amount of debt financing that we will need to raise will be influenced by our financing needs, the actual pace of traffic growth over the period, network construction, our acquisition plans and our ability to continue revenue growth and stabilize ARPU. For related risks, see “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Substantial leverage and debt service obligations could materially decrease our cash flow and prevent us from raising additional capital,” and “—We may not be able to raise additional capital” in our 2014 Form 20-F.

Our future cash needs are subject to significant uncertainties. For instance, we are exposed to the impact of future exchange rates on our USD denominated debt obligations and future requirements for USD denominated capital expenditures, which are generally funded by local currency cash flows of our subsidiaries. Remittances from our subsidiaries may also be restricted by local regulations or subject to material taxes when remitted. In addition, we have recently had material cash outflows with respect to the Uzbekistan settlement, and we expect to have material cash outflows in the short-term for our performance transformation project. Despite these uncertainties, we believe that our cash flows from operations and other sources of funds described above will be sufficient to meet our short-term and foreseeable long term cash requirements.

Contractual Obligations – continuing operations

As of December 31, 2015, we had the following contractual obligations in relation to our continuing operations, including long-term debt arrangements, equipment financing, capital leases, and commitments for future payments under non-cancellable lease arrangements and purchase obligations. We expect to meet our payment requirements under these obligations with cash flows from our operations and other financing arrangements. For information relating to our outstanding indebtedness subsequent to December 31, 2015, see Note 27 to our audited consolidated financial statements included as Exhibit 99.1.

	Payments due by period (in millions of U.S. dollars)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations(1)
Bank loans and bonds(2)	10,986	1,970	4,242	1,520	3,254
Equipment financing(2)	840	206	321	248	65
Loans from others(2)	—	—	—	—	—
Non-cancellable lease obligations	279	60	101	52	66
Purchase obligations(3)	208	182	26	—	—
Other long-term liabilities	—	—	—	—	—

Total	12,313	2,418	4,690	1,820	3,385

(1)	Debt payments could be accelerated upon violation of debt covenants.
(2)	Obligations for bank loans and bonds, equipment financing and loans from others represent anticipated future cash flows, including interest. For further information on interest rates on our long-term debt, see “—Financing Activities” above.
(3)	Purchase obligations primarily include our material contractual legal obligations for the future purchase of equipment and intangible assets. On October 4, 2013, PJSC VimpelCom and Apple signed an agreement to purchase iPhones (the “Agreement”). Under the Agreement, a specified number of iPhones handsets are to be ordered by PJSC VimpelCom each quarter between October 4, 2013 and June 30, 2016 according to a schedule (the “Schedule”). If VimpelCom does not comply with the Schedule and certain other terms of the Agreement, then according to the Agreement, VimpelCom could become liable for the shortfall in orders of iPhone handsets. Our purchase obligations do not include our obligation to purchase iPhones under our agreement with Apple as we are unable to estimate the amount of such obligation.

Other than the debt obligations described under “—Financing Activities” and in Note 27 to our audited consolidated financial statements included as Exhibit 99.1, we have not had any material changes outside the ordinary course of our business in the specified contractual obligations.

Contractual Obligations – discontinued operations

As of December 31, 2015, we had the following contractual obligations in relation to our discontinued operations of WIND Italy, including long-term debt arrangements, equipment financing, capital leases, and commitments for future payments under non-cancellable lease arrangements and purchase obligations. We expect to meet our payment requirements under these obligations with cash flows from our operations and other financing arrangements. For information relating to our outstanding indebtedness subsequent to December 31, 2015, see Note 27 to our audited consolidated financial statements included as Exhibit 99.1.

	Payments due by period (in millions of U.S. dollars)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations(1)
Bank loans and bonds(2)	15,205	657	1,314	8,364	4,870
Equipment financing(2)	—	—	—	—	—
Loans from others(2)	361	34	30	31	265
Non-cancellable lease obligations	304	116	84	52	52
Purchase obligations	1,056	1,056	—	—	—
Other long-term liabilities	—	—	—	—	—

Total	16,926	1,864	1,428	8,447	5,187

(1)	Debt payments could be accelerated upon violation of debt covenants.
(2)	Obligations for bank loans and bonds, equipment financing and loans from others represent anticipated future cash flows, including interest. For further information on interest rates on our long-term debt, see “—Financing Activities” above.

Off-balance Sheet Arrangements

We did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Related Party Transactions

We have entered into transactions with related parties and affiliates. Please see Note 25 to our audited consolidated financial statements included as Exhibit 99.1.

Certain Factors Affecting Our Financial Position and Results of Operations

Our financial position and results of operations for the three years ended December 31, 2015 as reflected in our audited consolidated financial statements included as Exhibit 99.1 have been influenced by the following additional factors:

Inflation

Russia has experienced periods of high levels of inflation since the early 1990s. Please also see “Item 3—Key Information—D. Risk Factors—Risks Related to Our Markets—The international economic environment could cause our business to decline” in our 2014 Form 20-F. Inflation affects the purchasing power of our mass market customers, as well as corporate clients. For the years ended December 31, 2015, 2014 and 2013, Russia’s inflation rates were 12.9%, 11.4% and 6.5% respectively, as provided by the Russian Federal State Statistics Service. For the years ended December 31, 2015 (except otherwise stated), 2014 and 2013, inflation rates in Algeria were 4.4%, 5.3% and 1.2% respectively, as provided by the Central Bank of Algeria; in Pakistan were 3.2%, 4.3% and 9.2% respectively, as provided by the Pakistan Bureau of Statistics; in Bangladesh were 6.1%, 6.1% and 7.4% respectively, as provided by the Central Bank of Bangladesh; in Ukraine were 43.3%, 24.9% and 0.5% respectively, as provided by the State Statistics Committee of Ukraine; in Kazakhstan were 13.6%, 7.4% and 4.8% respectively, as provided by the Agency of Statistics of the

Republic of Kazakhstan; in Uzbekistan were 9.1%, 9.8% and 10.2% respectively, as provided by the International Monetary Fund; in Kyrgyzstan were 4.9% (October 31, 2015), 10.5% and 4.0% respectively, as provided by the International Monetary Fund; in Armenia were (0.1)%, 4.6% and 5.6%, as provided by the National Statistical Service of the Republic of Armenia; in Tajikistan were 11.7%, 7.4% and 3.7% respectively, as provided by the International Monetary Fund; in Georgia were 4.9%, 2.0% and 2.4% respectively, as provided by the Ministry of Economic Development of the Republic of Georgia; in Laos were 0.9%, 2.4% and 6.6% respectively, as provided by Bank of the Lao P.D.R., and in Italy were 0.0%, (0.1)% and 0.6% respectively, as provided by the Italian National Institute for Statistics.

Foreign Currency Translation

Our audited consolidated financial statements included as Exhibit 99.1 are presented in U.S. dollars. Amounts included in these financial statements were presented in accordance with IAS21, The Effects of Changes in Foreign Exchange Rates, using the current rate method of currency translation with the U.S. dollar as the reporting currency. The current rate method assumes that assets and liabilities measured in the functional currency are translated into U.S. dollars at exchange rates prevailing on the balance sheet date; whereas revenue, expenses, gains and losses are translated into U.S. dollars at historical exchange rates prevailing on the transaction dates. We translate income statement amounts using the average exchange rates for the period. Translation adjustments resulting from the process of translating financial statements into U.S. dollars are reported in accumulated other comprehensive income, a separate component of equity.

Conversion of foreign currencies that are not convertible outside the applicable country to U.S. dollars or other foreign currency should not be construed as a representation that such currency amounts have been, could be, or will be in the future, convertible into U.S. dollars or other foreign currency at the exchange rate shown, or at any other exchange rates.

Russia

The national currency of Russia is the Russian ruble. We have determined that the functional currency for Russia is the Russian ruble. As of December 31, 2015, 2014 and 2013, the official Central Bank of Russia Russian ruble-U.S. dollar exchange rates were 72.88, 56.26 and 32.73 Russian rubles per U.S. dollar, respectively. During 2015, the average Russian ruble-U.S. dollar exchange rate was 58.7% higher than the average Russian ruble-U.S. dollar exchange rate during 2014. During 2014, the average Russian ruble-U.S. dollar exchange rate was 20.6% higher than the average Russian ruble-U.S. dollar exchange rate during 2013.

Algeria

The national currency of Algeria is the Algerian dinar. We have determined that the functional currency for Algeria is the Algerian dinar. As of December 31, 2015, 2014 and 2013, the Algerian dinar-U.S. dollar exchange rates were 107.10, 87.92 and 78.38 Algerian dinar per U.S. dollar respectively, as provided by Bloomberg Finance L.P. During 2015, the average Algerian dinar-U.S. dollar exchange rate was 24.5% higher than the average Algerian dinar-U.S. dollar exchange rate during 2014. During 2014, the average Algerian dinar-U.S. dollar exchange rate was 1.2% higher than the average Algerian dinar-U.S. dollar exchange rate during 2013.

Pakistan

The national currency of Pakistan is the Pakistani rupee. We have determined that the functional currency for Pakistan is the Pakistani rupee. As of December 31, 2015, 2014 and 2013, the Pakistani rupee-U.S. dollar exchange rates were 104.73, 100.52 and 105.33 Pakistani rupee per U.S. dollar respectively, as provided by Bloomberg Finance L.P. During 2015, the average Pakistani rupee-U.S. dollar exchange rate was 1.7% higher than the average Pakistani rupee-U.S. dollar exchange rate during 2014. During 2014, the average Pakistani rupee-U.S. dollar exchange rate was 0.5% lower than the average Pakistani rupee-U.S. dollar exchange rate during 2013.

Bangladesh

The national currency of Bangladesh is the Bangladeshi taka. We have determined that the functional currency for Bangladesh is the Bangladeshi taka. As of December 31, 2015, 2014 and 2013, the Bangladeshi taka-U.S. dollar exchange rates were 78.25, 77.93 and 77.67 Bangladeshi taka per U.S. dollar respectively, as provided by Bloomberg Finance L.P. During 2015, the average Bangladeshi taka-U.S. dollar exchange rate was 0.5% higher than the average Bangladeshi taka-U.S. dollar exchange rate during 2014. During 2014, the average Bangladeshi taka-U.S. dollar exchange rate was 0.7% lower than the average Bangladeshi taka-U.S. dollar exchange rate during 2013.

Ukraine

The national currency of Ukraine is the Ukrainian hryvnia. We have determined that the functional currency of our subsidiary in Ukraine is the Ukrainian hryvnia, as it reflects the economic substance of the underlying events and circumstances of the company. The Ukrainian hryvnia is not a convertible currency outside Ukraine. As of December 31, 2015, 2014 and 2013, the official National Bank of Ukraine (NBU) hryvnia-U.S. dollar exchange rates were 24.00, 15.77 and 7.99 Ukrainian hryvnia per U.S. dollar, respectively. During 2015, the average Ukrainian hryvnia-U.S. dollar NBU exchange rate was 83.3% higher than the average Ukrainian hryvnia-U.S. dollar NBU exchange rate during 2014. During 2014, the average Ukrainian hryvnia-U.S. dollar NBU exchange rate was 49.0% higher than the average Ukrainian hryvnia-U.S. dollar NBU exchange rate during 2013.

Kazakhstan

The national currency of the Republic of Kazakhstan is the Kazakh tenge. We have determined that the functional currency of our subsidiary in Kazakhstan is the Kazakh tenge, as it reflects the economic substance of the underlying events and circumstances of the company. The Kazakh tenge is not a convertible currency outside Kazakhstan. As of December 31, 2015, 2014 and 2013, the official National Bank of Kazakhstan tenge-U.S. dollar exchange rates were 339.47, 182.35 and 153.61 Kazakh tenge per U.S. dollar, respectively. During 2015, the average Kazakh tenge-U.S. dollar exchange rate was 24.1% higher than the average Kazakh tenge-U.S. dollar exchange rate during 2014. During 2014, the average Kazakh tenge-U.S. dollar exchange rate was 17.7% higher than the average Kazakh tenge-U.S. dollar exchange rate during 2013.

Uzbekistan

The national currency of Uzbekistan is the Uzbek som. Historically, the functional currency of our operations in Uzbekistan has been the U.S. dollar as opposed to the Uzbek som. During 2014, we concluded that the Uzbek som should be the functional currency for Uzbekistan as it more clearly reflects the economic substance of the underlying events and circumstances of the company. The change did not have material impact on our operations. The Uzbek som is not a convertible currency outside Uzbekistan. As of December 31, 2015, 2014 and 2013, the official Central Bank of the Republic of Uzbekistan som-U.S. dollar exchange rates were 2,809.98, 2,422.4 and 2,202.20 Uzbek som per U.S. dollar, respectively. During 2015, the average Uzbek som-U.S. dollar exchange rate was 11.1% higher than the average Uzbek som-U.S. dollar exchange rate during 2014. During 2014, the average Uzbek som-U.S. dollar exchange rate was 10.3% higher than the average Uzbek som-U.S. dollar exchange rate during 2013.

Other Countries

Kyrgyzstan

The national currency of Kyrgyzstan is the Kyrgyz som. We have determined that the functional currency of our subsidiary in Kyrgyzstan is the Kyrgyz som, as it reflects the economic substance of the underlying events and circumstances of the company. The Kyrgyz som is not a convertible currency outside Kyrgyzstan. As of December 31, 2015, 2014 and 2013, the official National Bank of the Kyrgyz Republic Kyrgyz som-U.S. dollar exchange rates were 75.90, 58.89 and 49.25 Kyrgyz som per U.S. dollar, respectively. During 2015, the average Kyrgyz som-U.S. dollar exchange rate was 20.2% higher than the average Kyrgyz som-U.S. dollar exchange rate during 2014. During 2014, the average Kyrgyz som-U.S. dollar exchange rate was 10.8% higher than the average Kyrgyz som-U.S. dollar exchange rate during 2013.

Armenia

The national currency of Armenia is the Armenian dram. We have determined that the functional currency of our subsidiary in Armenia is the Armenian dram, as it reflects the economic substance of the underlying events and circumstances of the company. The Armenian dram is not a convertible currency outside Armenia. As of December 31, 2015, 2014 and 2013, the official Central Bank of Armenia Armenian dram-U.S. dollar exchange rates were 483.75, 474.97 and 405.64 Armenian drams per U.S. dollar, respectively. During 2015, the average Armenian dram-U.S. dollar exchange rate was 14.9% higher than the average Armenian dram-U.S. dollar exchange rate during 2014. During 2014, the average Armenian dram-U.S. dollar exchange rate was 1.5% higher than the average Armenian dram-U.S. dollar exchange rate during 2013.

Tajikistan

The national currency of Tajikistan is the Tajik somoni. The Tajik somoni is not a convertible currency outside Tajikistan. We have determined that the functional currency of our subsidiary in Tajikistan is the U.S. dollar, as it reflects the economic substance of the underlying events and circumstances of the company because the company generates most of its revenue from international traffic termination which is priced and paid in the U.S. dollars. In addition, a substantial part of capital expenditures is purchased from international suppliers and priced and paid in the U.S. dollars.

Georgia

The national currency of Georgia is the Georgian lari. We have determined that the functional currency of our subsidiary in Georgia is the Georgian lari, as it reflects the economic substance of the underlying events and circumstances of the company. The Georgian lari is not a convertible currency outside Georgia. As of December 31, 2015, 2014 and 2013, the official National Bank of Georgia Georgian lari-U.S. dollar exchange rates were 2.39, 1.86 and 1.74 Georgian lari per U.S. dollar, respectively. During 2015, the average Georgian lari-U.S. dollar exchange rate was 28.6% higher than the average Georgian lari-U.S. dollar exchange rate during 2014. During 2014, the average Georgian lari-U.S. dollar exchange rate was 6.2% higher than the average Georgian lari-U.S. dollar exchange rate during 2013.

Laos

The national currency of Laos is the Lao kip. We have determined that the functional currency of our subsidiary in Laos is the Lao kip, as it reflects the economic substance of the underlying events and circumstances of the company. The Lao kip is not a convertible currency outside Laos. As of December 31, 2015, 2014, 2013, Lao kip-U.S. dollar exchange rates were 8,148.00, 8,099.05 and 8,021.50 Lao kip per U.S. dollar respectively, as provided by Bloomberg Finance L.P. During 2015, the average Lao kip-U.S. dollar exchange rate was 1.0% higher than the average Lao kip-U.S. dollar exchange rate during 2014. During 2014, the average Lao kip-U.S. dollar exchange rate was 2.7% higher than the average Lao kip-U.S. dollar exchange rate during 2013.

Italy

We have determined that the functional currency of WIND Italy is the Euro. As of December 31, 2015, 2014 and 2013, the Euro-U.S. dollar exchange rates were 0.92, 0.83 and 0.73 Euro per U.S. dollar respectively, as provided by Bloomberg Finance L.P. During 2015, the average Euro-U.S. dollar exchange rate was 19.5% higher than the average Euro-U.S. dollar exchange rate during 2014. During 2014, the average Euro-U.S. dollar exchange rate was 0.1% higher than the average Euro-U.S. dollar exchange rate during 2013.

We have implemented a number of risk management activities to minimize currency risk and exposure in certain of the countries in which we operate, as further described in the section of our 2014 Form 20-F entitled “Item 11—Quantitative and Qualitative Disclosures About Market Risk.”